SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date - June 30, 2008
Unaudited

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Nações Unidas, 8501 - 19° andar	2 - DISTRICT Pinheiros

3 - ZIP CODE 05425-070	4 - CITY São Paulo	5 - STATE SP

6 - AREA CODE 011	7 - TELEPHONE 3025-9297	8 - TELEPHONE 3025-9168	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9438	13 - FAX 3025-9121	14 - FAX 3025-9217

15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari

2 - ADDRESS Av. das Nações Unidas, 8501 - 19° andar	3 - DISTRICT Pinheiros

4 - ZIP CODE 05425-070	5 - CITY São Paulo	6 - STATE SP

7 - AREA CODE 011	8 - TELEPHONE 3025-9297	9 - TELEPHONE 3025-9168	10 - TELEPHONE 3025-9121	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9438	14 - FAX 3025-9121	15 - FAX 3025-9041
16 - E-MAIL dcalciolari@gafisa.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2008	12/31/2008	2	4/1/2008	6/30/2008	1	1/1/2008	3/31/2008
09 - INDEPENDENT ACCOUNTANT Pricewaterhouse Coopers Auditores Independentes					10 - CVM CODE 00287-9
11 - PARTNER IN CHARGE Eduardo Rogatto Luque				12 - PARTNER'S CPF (INDIVIDUAL TAXPAYER'S REGISTER) 142.773.658-84

Page: 1

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 6/30/2008	2 - PREVIOUS QUARTER 3/31/2008	3 - SAME QUARTER, PREVIOUS YEAR 6/30/2007
Paid-in Capital
1 - Common	132,588	132,588	132,382
2 - Preferred	0	0	0
3 - Total	132,588	132,588	132,382
Treasury share
4 - Common	3,125	3,125	3,125
5 - Preferred	0	0	0
6 - Total	3,125	3,125	3,125

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operating
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 - Civil Construction, Construction material, and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS With exception

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

Page: 2

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 8/14/2008	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	4 - 6/30/2008	3 - 3/31/2008
1	Total Assets	3,725,569	3,280,921
1.01	Current Assets	2,366,158	2,005,914
1.01.01	Cash and cash equivalents	582,461	531,472
1.01.01.01	Cash and banks	6,524	27,098
1.01.01.02	Financial investments	575,937	495,422
1.01.01.03	Unrealized gains on derivative financial instruments, net	0	8,952
1.01.02	Credits	453,771	334,035
1.01.02.01	Trade accounts receivable	453,771	334,035
1.01.02.01.01	Receivables from real estate development clients	419,119	306,316
1.01.02.01.02	Receivables from construction and services clients	34,652	27,719
1.01.02.01.03	Other receivables	0	0
1.01.02.02	Sundry credits	0	0
1.01.03	Inventory	747,278	604,415
1.01.03.01	Properties for sale	747,278	604,415
1.01.04	Other	582,648	535,992
1.01.04.01	Deferred selling expenses	19,697	28,668
1.01.04.02	Prepaid expenses	12,747	10,833
1.01.04.03	Judicial deposits	0	0
1.01.04.04	Dividends receivable	0	0
1.01.04.05	Other receivables	550,204	496,491
1.02	Non-current Assets	1,359,411	1,275,007
1.02.01	Long-term receivables	574,949	572,097
1.02.01.01	Sundry credits	478,438	472,811
1.02.01.01.01	Receivables from real estate development clients	455,037	356,392
1.02.01.01.02	Properties for sale	23,401	116,419
1.02.01.02	Receivables from related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	96,511	99,286
1.02.01.03.01	Deferred income tax and social contribution on net income	56,089	59,605
1.02.01.03.02	Other receivables	7,443	6,702
1.02.01.03.03	Judicial deposits	27,979	27,979
1.02.01.03.04	Dividends receivable	5,000	5,000
1.02.02	Permanent Assets	784,462	702,910
1.02.02.01	Investments	766,582	686,306
1.02.02.01.01	In direct and indirect associated companies	0	0

Page: 4

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	4 - 6/30/2008	3 - 3/31/2008
1.02.02.01.02	In associated companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	254,528	172,059
1.02.02.01.04	In subsidiaries - goodwill	203,061	205,584
1.02.02.01.05	Other investments	308,993	308,663
1.02.02.02	Property and equipment	12,701	12,110
1.02.02.03	Intangible assets	5,179	4,494
1.02.02.04	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	4 - 6/30/2008	3 - 3/31/2008
2	Total Liabilities	3,725,569	3,280,921
2.01	Current Liabilities	786,378	682,792
2.01.01	Loans and financing	65,564	45,343
2.01.02	Debentures	14,229	2,312
2.01.03	Suppliers	70,532	79,669
2.01.04	Taxes, fees and contributions	55,350	48,445
2.01.04.01	PIS contribution	15,357	14,203
2.01.04.02	COFINS contribution	34,109	29,296
2.01.04.03	Installment payments of PIS and COFINS	3,440	3,241
2.01.04.04	Other taxes and contributions payable	2,444	1,705
2.01.05	Dividends payable	10	26,981
2.01.06	Provisions	1,335	1,086
2.01.06.01	Provision for contingencies	1,335	1,086
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	579,358	478,956
2.01.08.01	Liabilities for real estate developments	0	0
2.01.08.02	Liabilities for purchases of land	230,897	148,292
2.01.08.03	Payroll, profit sharing and related charges	24,085	22,276
2.01.08.04	Advances from clients	18,662	9,860
2.01.08.05	Other liabilities	305,714	298,528
2.02	Non-current Liabilities	1,307,908	1,025,595
2.02.01	Long-term liabilities	1,282,306	997,176
2.02.01.01	Loans and financing	279,955	279,849
2.02.01.02	Debentures	490,000	240,000
2.02.01.03	Provisions	0	0
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	512,351	477,327
2.02.01.06.01	Liabilities for real estate developments	0	0
2.02.01.06.02	Liabilities for purchases of land	132,915	111,457
2.02.01.06.03	Unearned profit from property sales	0	0
2.02.01.06.04	Deferred income tax and social contribution on net income	58,963	55,888
2.02.01.06.05	Other liabilities	320,473	309,982
2.02.02	Deferred income	25,602	28,419
2.04	Shareholders' Equity	1,631,283	1,572,534
2.04.01	Paid-in capital	1,203,921	1,203,921
2.04.01.01	Capital	1,221,971	1,221,971
2.04.01.02	Treasury shares	(18,050)	(18,050)
2.04.02	Capital reserves	167,276	167,276
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0

Page: 6

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	4 - 6/30/2008	3 - 3/31/2008
2.04.03.02	Subsidiaries/direct and indirect associated companies	0	0
2.04.04	Revenue reserves	159,691	159,691
2.04.04.01	Legal	15,585	15,585
2.04.04.02	Statutory	80,892	80,892
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained profits	63,214	63,214
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings	100,395	41,646
2.04.06	Advance for future capital increase	0	0

Page: 7

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 -4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.01	Gross sales and/or service revenues	285,055	471,857	145,138	284,725
3.01.01	Real estate development revenues	276,187	461,633	136,221	273,541
3.01.02	Construction and service revenues	8,868	10,224	8,917	11,184
3.02	Gross revenue deductions	(8,822)	(14,597)	(7,990)	(15,248)
3.02.01	Taxes on real estate sales and services	(8,318)	(13,659)	(6,341)	(11,733)
3.02.02	Brokerage fees on sales	(504)	(938)	(1,649)	(3,515)
3.03	Net sales and/or service revenues	276,233	457,260	137,148	269,477
3.04	Cost of sales and/or services	(185,568)	(306,054)	(98,588)	(191,678)
3.04.01	Cost of real estate development sales	(185,568)	(306,054)	(98,588)	(191,678)
3.05	Gross profit	90,665	151,206	38,560	77,799
3.06	Operating expenses	(24,365)	(34,824)	(13,410)	(63,865)
3.06.01	Selling	(19,344)	(35,841)	(13,158)	(22,688)
3.06.02	General and administrative	(20,133)	(38,250)	(14,832)	(27,991)
3.06.02.01	Profit sharing	(946)	(3,034)	(2,158)	(4,132)
3.06.02.02	Other administrative expenses	(19,187)	(35,216)	(12,674)	(23,859)
3.06.03	Financial	20,000	27,405	4,375	(1,900)
3.06.03.01	Financial income	23,309	34,402	15,360	22,813
3.06.03.02	Financial expenses	(3,309)	(6,997)	(10,985)	(24,713)
3.06.04	Other operating income	0	0	2,482	2,044
3.06.05	Other operating expenses	(16,551)	(8,036)	(5,196)	(40,245)
3.06.05.01	Depreciation and amortization	(863)	(1,970)	(5,196)	(10,071)
3.06.05.02	Extraordinary expenses	0	0	0	(30,174)
3.06.05.03	Other operating expenses	(15,688)	(6,066)	0	0
3.06.06	Equity in the earnings of subsidiaries	11,663	19,898	12,919	26,915
3.07	Operating profit	66,300	116,382	25,150	13,934
3.08	Non-operating (income) expenses, net	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

Page: 8

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 -4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.09	Profit before taxation and profit sharing	66,300	116,382	25,150	13,934
3.10	Provision for income tax and social contribution on net income	(462)	(678)	0	0
3.11	Deferred income taxes	(6,529)	(14,189)	7,552	6,774
3.12	Statutory profit sharing/contributions	(560)	(1,120)	(560)	(1,120)
3.12.01	Proft sharing	(560)	(1,120)	(560)	(1,120)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders' equity	0	0	0	0
3.15	Net income for the period	58,749	100,395	32,142	19,588
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,463	129,463	129,257	129,257
	NET INCOME PER SHARE (Reais)	0.45379	0.77547	0.24867	0.15154
	LOSS PER SHARE (Reais)

Page: 9

01610-1 GAFISA S/A	01.545.826/0001/07

04.01 - NOTES TO QUARTERLY INFORMATION

Page: 10

(In thousands of reais unless otherwise indicated)

1 Operations

Gafisa S.A. ("Gafisa" or the "Company") was incorporated with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company's real estate development ventures with third parties are structured through investment in Special Purpose Entities (SPEs) or by forming condominiums and consortiums. Among the Company's subsidiaries, we highlight Gafisa Vendas Intermediação Imobiliária Ltda., a real estate broker that is focused on domestic sales and promotion of the ventures launched by the Company and its subsidiaries.

In an investment agreement and other covenants ("Agreement") entered into on October 2, 2006 between Alphaville Participações S.A. ("Alphaville"), its shareholders ("Shareholders") and Gafisa S.A., the Company acquired 60% of the capital of Alphaville Urbanismo S.A. ("AUSA") (Note 3 (k)), a company whose core business is to identify, develop and sell residential condominiums throughout Brazil by means of subscription and purchase. The purchase commitment for the remaining 40% of AUSA's voting capital will be determined by means of an economic and financial evaluation of AUSA based on consolidated balance sheets and discounted cash flows to be carried out according to the Agreement until 2012.

In March 2007, the Company completed a Public Offer of Shares on the New York Stock Exchange - NYSE, resulting in a capital increase of R$ 487,813 with the issue of 18,761,992 common shares equivalent to 9,380,996 ADRs. The extraordinary expenses related to this public offering of the Company's shares of R$ 30,174 were recorded in the period ended June 30, 2007.

Also, the Company started its operations in the lower income real estate market through its subsidiary FIT Residencial Empreendimentos Imobiliários Ltda. ("FIT Residential").

In October 2007, Gafisa completed the acquisition of 70% of the voting capital of Cipesa Engenharia S.A. ("Cipesa") (Note 3(k)), a real estate developer in the state of Alagoas.

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In March 2007, Gafisa and Odebrecht Empreendimentos Imobiliários Ltda. ("Odebrecht") incorporated Bairro Novo Empreendimentos Imobiliários S.A. ("Bairro Novo") through a joint venture, in which Gafisa holds 50% and Odebrecht holds 50%. Bairro Novo is focused on the lower income market of horizontal real estate developments.

2 Presentation of the Quarterly Information

This quarterly information was approved by the Board of Directors in their meeting held on August 13, 2008.

(a) Basis of presentation

The quarterly information is presented in conformity with the rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR), including CVM Instruction 469 of May 2, 2008 (Note 3(t)).

The consolidated statements of cash flows were prepared according to Accounting Rules and Practices # 20 (NPC 20) of the Institute of Independent Auditors of Brazil (IBRACON).

The preparation of Quarterly Information requires the use of estimates which affect assets and liabilities and other transactions during the reporting periods and the disclosure of contingent assets and liabilities at the date of the Quarterly Information. The Quarterly Information includes estimates that are used to determine certain items, including, among others, the estimated costs of the ventures, provisions required for the non-recovery of assets and the recognition of contingent liabilities, the actual results of which may differ from the estimates.

(b) Consolidation practices

The accounting information of Gafisa and its subsidiaries contained in the Quarterly Information (ITR) includes all subsidiaries, with separate disclosure of the participation of minority shareholders. In regard to the jointly-controlled investees, which are governed by a shareholders' agreement, the consolidation includes the assets, liabilities and income and expense accounts, proportionally to the total equity interest held in the capital of the corresponding investee (Note 8).

The intercompany balances and transactions, as well as the unrealized profits, were eliminated on consolidation. Transactions and balances with related parties, shareholders and investees are reported in the corresponding notes.

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3 Main Rules Issued by the Brazilian Securities Commission (CVM) Applicable to the Preparation of the Quarterly Information (ITR), Including CVM Instruction 469 of May 2, 2008

(a) Revenue recognition

(i) Real estate development and sales revenue

In the installment sales of completed units, the result is recognized when the sale is made, regardless of the term for receipt of the contractual price, provided that the following conditions are met: (a) the value thereof can be estimated, i.e. the receipt of the sales price is known or the amount that will not be received may be reasonably estimated, and (b) the process of recognition of the sales revenue is substantially completed, i.e. the Company has no obligation to perform a considerable part of the activities that will generate future expenses related to the sale of the finished unit.

In the sales of unfinished units, the procedures and rules established by Resolution 963 of the Federal Accounting Council (CFC) were observed, namely:

  The cost incurred (including the cost of land) corresponding to the units sold is fully appropriated to the result.

  The percentage of the cost incurred in the units sold (including the land) is calculated in relation to the total estimated cost, and this percentage is applied on the revenues from units sold, adjusted pursuant to the conditions of the sales agreements, and on selling expenses, thus determining the amount of revenues and selling expenses to be recognized.

  The amounts of sales revenues determined, including the net price-level restatement of the installments already received, are accounted for as accounts receivable, or as advances from clients, when applicable.

  Interest and price-level restatement of accounts receivable as from the delivery of the keys, are appropriated to revenues from the development and sale of real estate on the accrual basis of accounting.

  The financial charges on accounts payable from the purchase of land and real estate credit transactions incurred during the construction period are appropriated to the cost incurred, and recognized as expenses on the sale of the units of the venture to which they are directly related.

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized in the accounting records when the difference in revenues is recognized.

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The other income and expenses, including advertising and publicity, are appropriated as they are incurred, on the accrual basis of accounting.

(ii) Supply of construction services

Revenues from the supply of real estate services consist basically of amounts received related to the management of construction work for third parties, technical management and management of real estate. The revenues are recognized, net of the corresponding costs incurred, as the services are provided.

(b) Cash, banks and financial investments

These substantially include bank deposit certificates and investment in investment funds, denominated in reais, with high market liquidity and maturity that does not exceed 90 days or in regard to which there are no penalties or other restrictions for immediate redemption.

They are stated at cost plus income accruad up to the balance sheet date with provisions recognized, when applicable, to reflect their market value.

Investment funds in which the Company is the only quotaholder are fully consolidated. At June 30 and March 31, 2008, the recorded book value of these investment funds is based on the quota values on these dates.

(c) Receivable from clients

These are stated at cost plus price-level restatement. The allowance for doubtful accounts, when necessary, is recognized in an amount that is considered sufficient by management to cover probable losses on the realization of the receivables. The outstanding installments are adjusted based on the National Civil Construction Index (INCC) during the construction phase, and on the General Market Price Index (IGP-M) after the date the keys of the finished units are delivered. The balance of the accounts receivable (after the keys) generally incurs annual interest of 12%. The financial income is recorded in the statement of income under "Real estate development revenues". Interest and price-level restatements on June 30, 2008 and March 31, 2008 totaled R$ 9,392 and R$ 3,312 (Parent Company) and R$ 19,157 and R$ 7,990 (Consolidated), respectively.

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(d) Certificates of real estate receivables (CRIs)

These are recorded as a financial liability at the amount corresponding to the gross amount of the receivables assigned, and reclassified as a reduction of the accounts receivable after the date of the delivery of the keys of the respective real estate units that make up the CRI portfolio.

The financial discount, which represents the difference between the amount received and the receivables at the date of the assignment, is appropriated to financial expenses over the term of validity of the contract.

The expenses with commissions paid to the issuer of the CRIs are recognized directly in the income statement as they are incurred, on the accrual basis of accounting.

The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in Long-term receivables at cost plus price-level restatement.

(e) Properties for sale

These are stated at construction cost, which does not exceed net realizable value. In the case of properties under construction, the portion in inventories corresponds to the cost incurred in units that have not yet been sold.

The cost comprises construction (materials, own or outsourced labor and other related items) and land, including financial charges appropriated to the venture as incurred during the construction phase.

Land is stated at cost of acquisition. The Company acquires part of the land through exchange transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units of developments in construction or (b) part of the sales revenues originating from the sale of the property units of the developments. The effective construction cost of the exchanged units is diluted in the other units.

The Company capitalizes interest on the developments during the construction phase, payable on the National Housing System and other credit lines that are used to finance the construction of developments (limited to the corresponding financial expense). The amount of interest capitalized in the balance of properties for sale at June 30, 2008 totals R$ 19,903 (Parent Company) and R$ 23,277 (Consolidated) (March 31, 2008 - R$ 19,067 Parent Company and R$ 20,107 Consolidated).

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(f) Deferred selling expenses

These include expenses related to costs of construction and maintenance of sales stands, mock-up apartments and corresponding furniture, as well as expenses with related brokerage fees incurred by the Company (the sale commission payable by the real estate buyer is not income or expense of the Company).

The balance is amortized as selling expenses (stands, mock-up apartments and corresponding furniture) or deductions from gross revenues (brokerage fees), following the same criteria adopted for the recognition of revenues from and costs of the units sold (Note 3(a)).

(g) Warranty cost

The Company provides limited warranties for five years, covering structural flaws in the developments sold. As the warranties for the work performed (responsibility and costs) are usually provided by the Company's subcontractors, the amounts paid by the Company are not significant and, therefore, they are recognized as they are effectively incurred.

(h) Prepaid expenses

These include, among others, expenses with the issue of debentures, which are expensed at the time of issue.

(i) Fixed Assets

These are stated at acquisition cost. Depreciation is calculated on the straight-line method based on the estimated useful life of the assets, as follows: (i) vehicles - 5 years; (ii) furniture, fixtures and installations - 10 years; (iii) computer and software licenses - 5 years. Expenses related to the acquisition and development of computer systems are capitalized.

(j) Intangible assets

Intangible assets are mainly represented by preoperating expenses, expenses with reorganization and development of products and new markets, and are amortized over a period of up to five years as from the date they start being used.

(k) Investments in subsidiaries

(i) Net equity value

When the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary. In the investees in which the Company holds less than 50% of the voting capital, agreements ensure the veto power to the Company in decisions that significantly affect the business of the jointly-controlled company, thus ensuring to the Company a shared control.

Page: 16

Investments in subsidiaries are recorded on the equity method of accounting. According to this method, the Company's interest in the increase or decrease in the shareholders' equity of subsidiaries after acquisition as a result of the net income or loss for the period, or gains or losses in capital reserves, or prior year adjustments, is recognized as operating income (or expense).

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency as it assumes obligations, make payments on behalf of these companies or makes advances for future capital increase.

(ii) Goodwill and negative goodwill on the acquisition of investments

The Company's investments in subsidiaries includes goodwill when the acquisition cost exceeds the book value of the net assets of the acquired subsidiary (negative goodwill - when the acquisition cost is lower).

The accounting practices of the subsidiaries are adjusted, when applicable, before the parent company records any equity in their results, in order to ensure consistency with the practices adopted by the Company.

The goodwill is amortized in accordance with the economic basis that determined it over the estimated useful life of the asset on an exponential and progressive basis (limited to ten years) (Note 8(b)), based on the evaluation of the related companies acquired upon acquisition, considering factors such as the stock of land, the ability to generate results from developments launched and/or to be launched in the future and other inherent factors. The goodwill that is not justified by economic bases is immediately recognized as a loss in the results of operations for the year. Every year the Company evaluates potential impairment adjustments to the outstanding portion not yet amortized of recorded goodwill. If the book value exceeds the recoverable amount, the amount of goodwill is reduced.

Negative goodwill based on economic factors is appropriated to income as the assets are realized. The negative goodwill that is not justified by economic factors is recognized in income only on the sale of the investment. The gain arising from negative goodwill based on other economic reasons is recognized in a manner that is consistent with the respective expiry period of the related operating assets.

In January 2007, the Company indirectly acquired 60% of the voting capital of AUSA. As a result of this transaction, goodwill amounting to R$ 163,441 was recorded based on the expected future profitability, to be amortized exponentially and progressively based on the estimated profit projected before income tax and social contribution (EBIT) of AUSA over a maximum term of ten years. In the period ended June 30, 2008, the Company amortized goodwill amounting to R$ 3,760 arising from the acquisition of AUSA (period ended June 30, 2007 - N/A).

Page: 17

In October 2007, Gafisa indirectly acquired 70% of the voting capital of Cipesa. As a result of this transaction, goodwill amounting to R$ 40,686 was recorded based on the expected future profitability, to be amortized exponentially and progressively based on the EBIT over a maximum term of ten years. The amortization of the goodwill will take place as from 2009 pursuant to the criteria described above. A portion of the acquisition cost of Cipesa by the Company is variable, equivalent to 2% of the Overall Sales (VGV) of the projects launched by Cipesa's subsidiary until 2014, and this variable portion will have a maximum value of R$ 25,000, which is the amount adopted to determine the goodwill on the acquisition of Cipesa by the Company.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures held with Redevco do Brasil Ltda. As a result of this transaction, the Company determined negative goodwill amounting to R$ 32,223 (Consolidated), justified by other economic factors, which will be amortized exponentially and progressively to income over the period the acquired Special Purpose Entities (SPEs) operate, with a maximum term of ten years. In the period ended June 30, 2008, the Company amortized negative goodwill amounting to R$ 5,634 arising from the acquisition of these SPEs.

(l) Liabilities for purchases of land

The liabilities for purchases of land are recorded at the amounts corresponding to the obligations assumed in contracts. Subsequently, they are stated at the amortized cost, that is, including charges and interest proportional to the period elapsed (pro rata temporis), when applicable.

The obligations related with the physical exchange of land for units to be built are not recognized in the financial statements.

(m) Selling expenses

Selling expenses, including advertising and publicity, are recorded as they are incurred, on the accrual basis of accounting.

(n) Income tax and social contribution on net income

Income tax (25%) and social contribution on net income (9%) are calculated based on their standard rates, which total 34%. Deferred income tax is calculated on all the temporary differences.

As allowed by tax regulations, certain subsidiaries and associated companies elected the presumed profit method of taxation. For these companies, the income tax basis is calculated at 8% (social contribution on net income at 12%) of gross revenues, to which the corresponding standard income tax and social contribution rates are applied.

Page: 18

Deferred tax credits are recognized to the extent that future taxable income is available to be used to offset temporary differences based on projections of future profitability prepared and based on internal guidelines and future economic scenarios that may, therefore, change.

Deferred income tax credits on accumulated tax losses do not expire, however, their offset in future years is limited to 30% of the taxable income for each year. The companies that opt for the presumed profit method of taxation may not offset tax losses of a period in subsequent years. Should the realization of deferred tax credits be unlikely, no amount is recorded (Note 14).

(o) Other current and long-term liabilities

These are stated at their known or payable amounts and are recorded on the accrual basis of accounting plus, when applicable, the corresponding charges and monetary and foreign exchange variations.

The liability for employee remuneration, particularly related to vacation pay and payroll charges, is provided for over the period of acquisition.

The Company and its subsidiaries do not have private pension plans or any retirement plan or benefits for employees after employment.

(p) Cross-currency interest rate swap operations

The nominal amounts of the swap transactions of currency, interest rates and indexes are not recorded in the balance sheet.

The Company holds derivative financial instruments, other than the exclusive investment funds, for the purposes of minimizing the risk of its exposure to the volatility of currencies, indexes and interest, with redemptions expected to take place in accordance with the maturity of the related liabilities denominated in foreign currency. These transactions are measured at their cost based on the contractual conditions between the Company and third parties (paper curve) and their net results are recorded in financial income (expenses).

The Company also holds derivative instruments in its portfolio of financial investments in its investment funds that are stated at their respective market values.

Page: 19

In accordance with its treasury policies, the Company does not hold or issue derivative financial instruments for speculative purposes.

(q) Stock option plans

The Company manages Stock Option Plans, the guidelines for structuring and implementation of which were approved by General Shareholders' Meetings (Note 13(b)). The grant of stock options to employees does not result in an expense for accounting purposes.

In 2007, 961,563 shares with no par value were subscribed and paid up by means of Subscription Lists signed by the respective beneficiaries of the stock options, amounting to R$ 8,262.

In the period ended June 30, 2008, 10,800 shares with no par value were subscribed and paid up by means of Subscription Lists signed by the respective beneficiaries of the stock options, amounting to R$ 125 (Note 13(a)).

(r) Employee profit sharing plan

The Company has an employee benefit plan in the form of profit sharing and bonus plans, recorded in "General and administrative expenses", amounting to R$ 2,882 consolidated on June 30, 2008 (June 30, 2007 - R$ 6,930).

The Company's bylaws also establish the distribution of profits to management (in an amount that does not exceed the lower of their annual remuneration or 10% of the Company's net income), which is recorded as "Statutory profit sharing" in the amount of R$ 1,120 on June 30, 2008 (June 30, 2007 - R$ 1,120). The bonus system operates with three performance triggers, structured based on the efficiency of corporate targets, followed by business targets and finally individual targets.

(s) Earnings per share

Calculated considering the number of outstanding shares on the balance sheet date, net of treasury shares.

(t) Changes to the Brazilian Corporate Law - Law 11638

On December 28, 2007, Law 11638 (the "Law") was enacted, amending, revoking and introducing new provisions to the Brazilian Corporate Law, particularly in relation to Chapter XV, regarding accounting

Page: 20

matters, to be applicable as from the fiscal year ending December 31, 2008. This the Law's main purpose is to update Brazilian corporate legislation to enable the process of convergence of the accounting practices adopted in Brazil with International Financial Reporting Standards (IFRS), and allow the Brazilian Securities Commission (CVM) to issue new standards and procedures in line with the international accounting standards.

CVM Instruction 469, of May 2, 2008 ("Instruction"), allows the adoption of one of the following options for preparing the Quarterly Information (ITR):

(i) Immediate and full application of the Law; or

(ii) Adoption of the practices prior to the new Law, but meeting the requirements of Articles 3 to 15 of such Instruction (i.e., partial application of the Law).

The requirements mentioned in (ii) above which are applicable to the Quarterly Information are the following:

(a) Debenture premiums, donations and subsidies for investments arising from operations and events occurred in 2008 will be temporarily recorded in Deferred Income;

(b) Compulsory periodic revaluations, provided for by CVM Resolution 183, of June 19, 1995, are no longer applicable;

(c) The assets and liabilities arising from long-term transactions, or short-term ones which produce significant effects, should be adjusted to present value based on discount rates that reflect the best current market valuations of the value of cash over time and the specific risks of the assets and liabilities; and

(d) Listed companies with investments in associated and equivalent companies, which are no longer recorded on the equity method of accounting in view of the change introduced by the Law, should consider the book value of the investments recorded in the balance sheet prepared before the Law became effective, including any unamortized goodwill or negative goodwill, as the new cost for purposes of future measurement and determination of recoverable value, thus not immediately adopting the equity method of accounting. Likewise, when investments that were previously stated at historical cost start to be recorded on the equity method of accounting in view of this Law, the effects arising from this change in accounting practice should be recorded retroactively.

Page: 21

The possible impacts on the Quarterly Information (ITR) on June 30, 2008 arising from items (c) and (d), as required by the CVM Instruction 469/08 and applicable to the Company, are described below:

(i) Adjustment to present value (AVP)

.. Introduction of the concept of adjustment to present value for long-term asset and liability transactions or short-term ones which are significant.

.. Loans, financing and debentures - as these were contracted at current market interest rates, the adjustment to present value not is applicable (Notes 9 and 10).

Receivables from clients - At present, the Company's management believes that it is not possible to determine the effects of these changes on results of operations and shareholders' equity at June 30, 2008 and the reported periods.

(ii) Valuation of investments in associated companies

The Company's management believes that the change in valuation of investments in associated companies will not have any significant impact on the financial statements.

(iii) Stock option plan

Taking into consideration that the Company prepares financial statements in accordance with accounted principles generally accepted in the United States (US GAAP), the preliminary understanding of Company management is that the main impact of the adoption of the Law's provisions regarding the share-based compensation program is that the same criteria that already exist for purposes of US GAAP may be adopted, as described below:

• Accounting practice

According to the accounting practices adopted in Brazil, until the issue of CVM Instruction 469 and Law 11,638, the rights to acquire shares granted to employees and directors by the stock option plan did not result in the recording of any expense. The purchase of shares by an employee was recorded as an increase in the shares representing capital at the purchase price amount.

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According to US GAAP, at the start of 2006 the Company adopted SFAS 123R - Share-based Payment. As the shares granted are indexed by the IGP-M plus interest of 6% per annum, the stock options granted to employees were recorded as a liability, in accordance with the provisions of SFAS 123R. The grants classified as a liability are restated to fair value in each reporting period until they are settled. The fair value of stock options granted to employees and similar instruments is estimated using the Black-Scholes model for pricing options.

If the Company concludes by December 31, 2008 that the application of the criteria adopted for US GAAP purposes, as described above, prevail in the context of the Law 11,638 application in this area, pending regulation by the Accounting Pronouncements Committee - CPC, management believes that the amounts to be recorded by the Company, according to accounting practices adopted in Brazil, will be similar to those already reported for US GAAP purposes.

• Additional information according to US GAAP

Stock option plan - the four stock option plans issued in 2000 are managed by a committee, which periodically establishes stock option programs and the deadlines, requirements for exercising the right and the eligible employees, in addition to the prices at which the preferred shares will be issued. In order to be eligible for the grants, employees are required to contribute with 10% of the exercise price of the shares on the date the option is granted, and an additional 18% in each of the following five years. The exercise price is adjusted by the IGP-M plus 6% per year. The stock option may be exercised three years subsequent to the vesting period and the shares are usually available to employees for a period of ten years after their contribution.

In 2006, the Company issued a stock option plan. The options were issued with a term of seven years and a vesting period of three years. The exercise price is adjusted by the IGP-M plus 3% to 6% per year. The stock option may be exercised three years subsequent to the vesting period and the shares are usually available to employees for a period of ten years after their contribution.

In 2008, the Company issued a new stock option plan. In order to become eligible for the grant, the employees are required to use from 25% to 80% of the annual net bonus and exercise the options within thirty days from the program date.

The Company records the amounts received in a liability account as the employees pay advances for the purchase of shares during the vesting period (usually five years).

At June 30, 2008, the advances received totaled R$ 7,966. The Company may choose to issue new shares or transfer the shares held in treasury to the employee. The Company has rights of preference over the shares issued during the program in the event the employee resigns or retires at the time the advances are, under certain conditions, reimbursed to the employee at the greater of the amount of the market price (as defined) and the cost indexed by IGP-M plus 3% to 6% per year.

Page: 23

Although the above-mentioned evaluation was made by management based on its best preliminary estimate according to US GAAP, the main changes introduced by Law 11,638 depend upon regulation by the entities responsible for issuing accounting standards and the Brazilian regulatory authorities, when applicable. Accordingly, the previously presented estimate may suffer changes during the process of the Law's regulation. Therefore, until the changes introduced are comprehensively regulated and the Company completes the studies required for preparing the annual financial statements in accordance with the Law, the actual effects may differ from those estimated and presented above.

The Company's website at www.gafisa.com.br includes its financial statements (reconciliation of net income and shareholders' equity from BR GAAP to US GAAP) prepared in accordance with US GAAP at December 31, 2007. Therefore, up until the changes introduced by the Law are regulated, these financial statements are an important reference as to the financial position, as well as the results of operations, in accordance with a set of internationally-accepted accounting principles.

(iv) General provisions

In addition, regarding the changes provided by the Law and not taken into consideration in the Instruction referred to above, still awaiting regulation by the CVM, such as leasing, valuation of investments in financial instruments, including derivatives, consolidation, merger and spin-off, and assets and liabilities at market value, management currently believes that they will not produce significant effects on the quarterly information; however, the Company will evaluate their respective impacts as they are regulated.

Page: 24

4 Cash and Cash Equivalents

	Parent company		Consolidated

Type of operation	6/30/2008	3/31/2008	6/30/2008	3/31/2008

Cash and banks	6,524	27,098	22,896	47,614
Financial investments
Fixed-income funds	501,479	431,800	527,447	449,106
Purchase and sale commitments	36,585	36,158	147,517	153,032
Bank Deposit Certificates - CDBs	33,736	29,653	72,945	66,017
Other, including derivative instruments	4,137	(2,189)	4,204	(2,336)

	575,937	495,422	752,113	665,819

Unrealized gains with designated derivative instruments, net (Note 15 (a) (ii))	-	8,952	-	8,952

Total cash and cash equivalents	582,461	531,472	775,009	722,385

At June 30, 2008, the Bank Deposit Certificates include interest from 95.0% to 104% (March 31, 2008 - from 95.0% to 104%) of the Interbank Deposit Certificate (CDI) interest rate.

5 Trade Accounts Receivable from Developments and Services Rendered

	Parent company		Consolidated

	6/30/2008	3/31/2008	6/30/2008	3/31/2008

Total balance of ventures
Current	453,771	334,035	763,909	607,668
Non-current	455,037	356,392	732,753	578,475

	908,808	690,427	1,496,662	1,186,143

The balance of accounts receivable from the units sold and not yet finished is not fully recognized in the quarterly information as their record is limited to the portion of revenues accounted for (pursuant to the criteria described in Note 3(a)(i)), net of the amounts already received.

Page: 25

The balances of advances from clients, in excess of the revenues recorded in the period, total R$ 72,125 on June 30, 2008 (March 31, 2008 - R$ 58,412) and are classified in "Advances from clients (development and services)".

The recognition of an allowance for doubtful accounts is not necessary in view of the history of no effective losses on these receivables.

6 Properties for Sale

	Parent company		Consolidated

	6/30/2008	3/31/2008	6/30/2008	3/31/2008

Land	432,969	380,595	659,362	566,697
Property under construction	319,082	323,999	534,993	514,747
Finished units	18,628	16,240	77,646	74,808

	770,679	720,834	1,272,001	1,156,252

Current portion	747,278	604,415	1,185,037	1,015,020
Non-current portion	23,401	116,419	86,964	141,232

The Company has undertaken commitments to build units in exchange for the acquisition of land. The effective cost of construction of the exchanged units is diluted in the other units.

7 Other Accounts Receivable

	Parent company		Consolidated

	6/30/2008	3/31/2008	6/30/2008	3/31/2008

Current accounts related to real estate ventures (*)	401,731	358,466	60,867	48,543
Advances to suppliers	22,020	15,040	27,988	21,389
Assignment of credits receivable	8,241	8,703	8,241	8,703
Deferred PIS and COFINS	5,773	5,770	9,026	7,976
Taxes recoverable	8,934	6,856	12,136	7,956
Unreleased financing of customers	6,642	6,642	6,950	6,950
Advances for future capital increase	92,466	84,903	2,633	6,703
Amounts with brokers	18	594	465	365
Other	4,379	9,517	24,939	24,620

	550,204	496,491	153,245	133,205

(*) The Company and its subsidiaries participate in the development of real estate ventures with other partners, directly or through related parties, based on the establishment of condominiums and/or consortiums. The management structure of these enterprises and the cash management are centralized in the leading company of the enterprise, which manages the construction schedule and budgets. Thus, the leader of the enterprise assures that the investments of the necessary funds are made and allocated as planned. The sources and use of funds of the venture are reflected in these balances, observing the respective percentage participation, which are not subject to adjustment or financial charges and do not have a predetermined maturity date. The average term of development and completion of the ventures in which the funds are invested is three years. Other payables to partners of real estate ventures are presented separately.

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8 Investments

(a) The main information on the equity investments held are summarized below:

		Interest		Shareholders' equity		Net income (loss) for the period

Investees		Jun/08	Mar/08	Jun/08	Mar/08	Jun/08	Mar/08

00008	Península SPE1 S/A	50.00%	50.00%	(1,266)	(1,159)	124	231
00010	Península SPE2 S/A	50.00%	50.00%	(2,262)	(860)	(1,307)	95
00018	Res. das Palmeiras SPE Ltda-18	90.00%	90.00%	1,894	2,062	(145)	23
00040	Gafisa SPE 40 Ltda.	50.00%	50.00%	5,751	2,586	1,177	873
00042	Gafisa SPE 42 Ltda.	50.00%	50.00%	2,853	(96)	2,465	(63)
00044	Gafisa SPE 44 Ltda.	40.00%	40.00%	(309)	(596)	(123)	(62)
00046	Gafisa SPE 46 Ltda.	60.00%	60.00%	4,516	3,106	2,371	1,080
00047	Gafisa SPE 47 Ltda.	80.00%	99.80%	8,474	(19)	(6)	(1)
00048	Gafisa SPE 48 Ltda.	99.80%	99.80%	24,662	22,831	3,087	1,259
00049	Gafisa SPE 49 Ltda.	100.00%	100.00%	(4)	(1)	(4)	(1)
00053	Gafisa SPE 53 Ltda.	60.00%	60.00%	1,309	430	1,070	225
00055	Gafisa SPE 55 Ltda.	99.80%	99.80%	20,898	214	(1,098)	(1)
00059	Gafisa SPE 59 Ltda.	99.80%	99.80%	-	(1)	-	(0)
00064	Gafisa SPE 64 Ltda.	99.80%	99.80%	-	(22)	-	(22)
00065	Gafisa SPE 65 Ltda.	70.00%	99.80%	(120)	(22)	(764)	(22)
00067	Gafisa SPE 67 Ltda.	99.80%	99.80%	-	1	-	-
00068	Gafisa SPE 68 Ltda.	99.80%	99.80%	-	1	(1)	-
00070	Gafisa SPE 70 Ltda. (Bairro Novo)	50.00%	50.00%	10,613	12,154	(8,885)	(3,544)
00072	Gafisa SPE 72 Ltda.	99.80%	99.80%	1	1	-	-
00073	Gafisa SPE 73 Ltda.	99.80%	99.80%	-	1	(1)	-
00074	Gafisa SPE 74 Ltda.	99.80%	99.80%	-	1	(1)	-
00076	Gafisa SPE 76 Ltda.	99.80%	99.80%	-	1	(1)	-
00077	Gafisa SPE 77 Ltda.	99.80%	99.80%	-	1	(1)	-
00078	Gafisa SPE 78 Ltda.	99.80%	99.80%	-	1	(1)	-
00079	Gafisa SPE 79 Ltda.	99.80%	99.80%	-	1	(1)	-
00087	Dv Bv SPE S/A - 87	50.00%	50.00%	(528)	(446)	36	18
00089	DV SPE S/A - 89	50.00%	50.00%	1,679	1,673	21	15
00122	Gafisa SPE 22 Ltda.	100.00%	100.00%	4,480	4,468	167	155
00129	Gafisa SPE 29 Ltda.	70.00%	70.00%	103	1,202	243	141
00132	Gafisa SPE 32 Ltda.	80.00%	99.80%	(18)	(335)	(18)	(337)
00134	Gafisa SPE 34 Ltda. (Fit Resid Imob.)	100.00%	100.00%	61,899	33,315	117	(1,526)
00169	Gafisa SPE 69 Ltda.	99.80%	99.80%	-	1	-	-
00170	Gafisa SPE 70 Ltda.	55.00%	99.80%	12,126	1	(1)	-
00171	Gafisa SPE 71 Ltda.	99.80%	99.80%	-	1	-	-
00250	Gafisa SPE 50 Ltda.	80.00%	80.00%	7,030	526	1,146	646
00251	Gafisa SPE 251 Ltda.	90.00%	90.00%	12,606	9,772	4,220	1,385
00261	Gafisa SPE 61 Ltda.	99.80%	99.80%	(13)	1	(14)	-
00265	Cipesa - Holding	100.00%	100.00%	47,606	47,997	(348)	43
00760	Gafisa SPE 760 (Tiner Empr e Part)	45.00%	45.00%	16,278	13,356	5,298	2,376
00763	Gafisa SPE 763 (O Bosque Empr Imob)	30.00%	30.00%	9,176	9,176	-	-
177700	Alta Vistta	50.00%	50.00%	780	125	1,425	769
177800	Dep.José Lages	50.00%	50.00%	(393)	(393)	6	6
177900	Sitio Jatiuca	50.00%	50.00%	(1,387)	(2,449)	1,442	380
178000	Spazio Natura	50.00%	50.00%	1,417	1,425	(11)	(3)
Ausa	Ausa	60.00%	60.00%	59,715	52,168	16,631	9,452
Franere	Parque das Aguas	50.00%	50.00%	(1,331)	(7)	(1,199)	124
Franere	Parque das Arvores	50.00%	50.00%	(1,110)	263	(901)	471
Cyrela	Costa Maggiore	50.00%	50.00%	4,048	(425)	4,447	(435)

				311,173	212,031	30,662	13,750

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		Interest		Investments		Equity in results

Investees		Jun/08	Mar/08	Jun/08	Mar/08	Jun/08	Mar/08

00008	Península SPE1 S/A	50.00%	50.00%	(633)	(579)	62	115
00010	Península SPE2 S/A	50.00%	50.00%	(1,131)	(430)	(654)	-
00018	Res. das Palmeiras SPE Ltda-18	90.00%	90.00%	1,705	1,856	(131)	21
00040	Gafisa SPE 40 Ltda.	50.00%	50.00%	2,876	1,293	589	436
00042	Gafisa SPE 42 Ltda.	50.00%	50.00%	1,427	(48)	1,234	(31)
00044	Gafisa SPE 44 Ltda.	40.00%	40.00%	(124)	(238)	(49)	(25)
00046	Gafisa SPE 46 Ltda.	60.00%	60.00%	2,710	1,863	1,423	648
00047	Gafisa SPE 47 Ltda.	80.00%	99.80%	6,779	(20)	(5)	(1)
00048	Gafisa SPE 48 Ltda.	99.80%	99.80%	24,613	22,831	3,082	1,256
00049	Gafisa SPE 49 Ltda.	100.00%	100.00%	(4)	(2)	(4)	(1)
00053	Gafisa SPE 53 Ltda.	60.00%	60.00%	785	258	642	135
00055	Gafisa SPE 55 Ltda.	99.80%	99.80%	20,856	213	(1,096)	(1)
00059	Gafisa SPE 59 Ltda.	99.80%	99.80%	-	(2)	-	(0)
00064	Gafisa SPE 64 Ltda.	99.80%	99.80%	-	-	-	-
00065	Gafisa SPE 65 Ltda.	70.00%	99.80%	(84)	(22)	(535)	(22)
00067	Gafisa SPE 67 Ltda.	99.80%	99.80%	-	-	-	-
00068	Gafisa SPE 68 Ltda.	99.80%	99.80%	-	-	(1)	-
00070	Gafisa SPE 70 Ltda. (Bairro Novo)	50.00%	50.00%	5,307	6,077	(4,441)	(1,772)
00072	Gafisa SPE 72 Ltda.	99.80%	99.80%	1	-	-	-
00073	Gafisa SPE 73 Ltda.	99.80%	99.80%	-	-	(1)	-
00074	Gafisa SPE 74 Ltda.	99.80%	99.80%	-	-	(1)	-
00076	Gafisa SPE 76 Ltda.	99.80%	99.80%	-	-	(1)	-
00077	Gafisa SPE 77 Ltda.	99.80%	99.80%	-	-	(1)	-
00078	Gafisa SPE 78 Ltda.	99.80%	99.80%	-	-	(1)	-
00079	Gafisa SPE 79 Ltda.	99.80%	99.80%	-	-	(1)	-
00087	Dv Bv SPE S/A - 87	50.00%	50.00%	(264)	(223)	18	9
00089	DV SPE S/A - 89	50.00%	50.00%	840	837	11	7
00122	Gafisa SPE 22 Ltda.	100.00%	100.00%	4,480	4,468	167	-
00129	Gafisa SPE 29 Ltda.	70.00%	70.00%	72	841	170	99
00132	Gafisa SPE 32 Ltda.	80.00%	99.80%	(14)	(336)	(14)	(336)
00134	Gafisa SPE 34 Ltda. (Fit Resid Imob.)	100.00%	100.00%	61,899	33,335	117	(1,526)
00169	Gafisa SPE 69 Ltda.	99.80%	99.80%	-	-	-	-
00170	Gafisa SPE 70 Ltda.	55.00%	99.80%	6,669	-	(1)	-
00171	Gafisa SPE 71 Ltda.	99.80%	99.80%	-	-	-	-
00250	Gafisa SPE 50 Ltda.	80.00%	80.00%	5,624	420	917	517
00251	Gafisa SPE 251 Ltda.	90.00%	90.00%	11,345	8,794	3,798	1,247
00261	Gafisa SPE 61 Ltda.	99.80%	99.80%	(13)	-	(14)	-
00265	Cipesa - Holding	100.00%	100.00%	47,606	47,998	(348)	43
00760	Gafisa SPE 760 (Tiner Empr e Part)	45.00%	45.00%	7,325	6,010	2,384	1,069
00763	Gafisa SPE 763 (O Bosque Empr Imob)	30.00%	30.00%	2,753	2,753	-	-
177700	Alta Vistta	50.00%	50.00%	390	62	713	384
177800	Dep.José Lages	50.00%	50.00%	(197)	(196)	3	3
177900	Sitio Jatiuca	50.00%	50.00%	(694)	(1,225)	721	190
178000	Spazio Natura	50.00%	50.00%	709	713	(6)	(1)
Ausa	Ausa	60.00%	60.00%	35,829	31,302	9,979	5,692
Franere Parque das Aguas		50.00%	50.00%	(666)	(3)	(600)	62
Franere Parque das Arvores		50.00%	50.00%	(555)	133	(451)	235
Cyrela	Costa Maggiore	50.00%	50.00%	2,024	(218)	2,224	(217)

				250,245	168,515	19,898	8,235

	Provision for loss on investments			4,283	3,544

	Total investments			254,528	172,059	19,898	8,235

(b) Goodwill on the acquisition of subsidiaries

		2008

	Amortization criteria	Cost	Accumulated amortization	Balance

AUSA	Exponential and progressive	163,441	(3,760)	159,681
Cipesa	Exponential and progressive	40,686		40,686
Other		3,321	(627)	2,694

Total goodwill		207,448	(4,387)	203,061

Page: 28

(c) Other investments

In January 2008 a special partnership (SCP) was formed in which the Company holds quotas totaling R$ 308,993 at June 30, 2008 (March 31, 2008 - R$ 308,663), as described in Note 11.

9 Loans and financing

		Parent company		Consolidated

Type of operation	Annual interest rates	6/30/2008	3/31/2008	6/30/2008	3/31/2008

Working capital	104% to 105% CDI
	0.66% to 3.29% +CDI	234,254	217,414	354,628	340,117
National Housing System - SFH	TR + 6.2 % up to 11%	119,649	95,758	229,049	194,017
Assumption of debt from downstream mergers	TR + 10% up to 12.0%	11,187	12,020	11,187	12,020
Other	TR + 6.2%	251	-	4,884	2,501

		365,341	325,192	599,748	548,655

Unrealized losses with designated derivative instruments, net (Note 15 (a)(ii))		(19,822)	-	(19,822)	-

Total		345,519	325,192	579,926	548,655

Current portion		65,564	45,343	122,555	82,964
Non-current portion		279,955	279,849	457,371	465,691

Rates
.	CDI - Interbank Deposit Certificate interest rate
.	TR - Referential Rate
(*)	SFH - The Company has credit lines with the SFH with funds being released throughout the construction of the related ventures.

.	The assumption of debt from downstream mergers corresponds to debts assumed from former shareholders with maturities up to 2013.

.	Financing of Developments and Working Capital correspond to credit lines from financial institutions to raise the funds necessary for the ventures of the Company.

As guarantee to secure the SFH loans, the investors provided sureties, mortgages on the units, and credit rights were pledged.

In November 2007, the Company obtained loans (working capital) of R$ 200,000 from first class financial institutions. At the same time as this transaction, in order to minimize the risks of foreign exchange exposure of the loans, the Company signed swap contracts in the full amount of these debts, as described in the note on financial instruments (Note 15 (a) (ii)).

Page: 29

The consolidated non-current installments at June 30, 2008 mature in 2009 (R$ 283,472), 2010 (R$ 84,796), 2011 (R$ 35,321), 2012 and subsequently (R$ 53,782).

10 Debentures

In September 2006, the Company obtained approval for its Second Debenture Distribution Program, which enabled the offering of up to R$ 500,000 in simple debentures, non-convertible into shares, of the subordinated type and/or secured and/or with general guarantee.

In June 2008 the Company obtained approval for its Third Debenture Distribution Program, which enabled the offering of R$ 1,000,000 in simple debentures with general guarantee maturing in two years.

Under the Second and Third Programs, the Company issued a series of 24,000 and 25,000 debentures, respectively, corresponding to a total of R$ 240,000 and R$ 250,000, with the following features:

Program/issuances	Amount	Annual remuneration	Maturity	September 30, 2008	June 30, 2008

Second program/1st issuance	240,000	CDI + 1.30%	September 2011	249,570	242,312
Third program/1st issuance	250,000	107.20% CDI	June 2018	254,659	-

Current portion				14,229	2,312

Noncurrent portion, principal				490,000	240,000

In addition to the early maturity clauses, which are common in this type of transaction, the Second Debenture Distribution Program establishes the compliance with certain covenants which include, among others, the maintenance of minimum levels of net indebtedness, balance of receivables and early maturity clause in the event the Company obtains a risk classification lower than a predetermined level. At June 30, 2008, the Company was in compliance with these covenants.

Page: 30

11 Other Accounts Payable

	Parent company		Consolidated

	6/30/2008	3/31/2008	6/30/2008	3/31/2008

Investors	300,000	300,000	300,000	300,000
Current accounts related to real estate ventures	240,285	221,688	-	-
Credit assignments payable	29,358	30,879	47,136	51,530
Acquisition of investments	32,260	37,750	37,839	37,750
Other accounts payable	18,659	14,150	23,323	27,044
Loans with partners in real estate ventures	1,342	-	4,839	6,849
Dividends SCP	-	-	13,621	5,470
Provision for loss on investments	4,283	4,043	-	-

	626,187	608,510	426,758	428,643

Current portion	305,714	298,528	100,595	113,909

Non-current portion	320,473	309,982	326,163	314,734

In January 2008, the Company formed a special partnership (SCP) whose main objective is investing in other companies which, in turn, should have as their main objective the development and undertaking of real estate ventures. On June 30, 2008, the SCP's subscribed and paid-in capital amounted to R$ 313,084 (March 31 - R$ 313,084) (comprising of 13,084,000 Class A quotas held by the Company and 300,000,000 Class B quotas held by other quotaholders). These funds will be preferably used in the acquisition of equity investments and in the increase in the capital of its investees. As a result of this transaction, due to prudence and considering that the decision whether to invest or not shall be jointly taken by all quotaholders and, therefore, it is made regardless of the Company's management individual decision, on June 30, 2008 an account "Obligation to Investors" of R$ 300,000 was recorded, with final maturity on January 31, 2014. The SCP quotaholders are remunerated through minimum dividends substantially equivalent to the Interbank Deposit Certificate (CDI) interest rate. The SCP's bylaws provide for the compliance with certain covenants by the Company, in its capacity of ostensible partner, which include the maintenance of minimum rates of net debt and receivables. On June 30, 2008, the Company was in compliance with these covenants.

The loans with partners in real estate ventures are related to amounts due under offsetting of current accounts, adjusted by the IGP-M index, plus 12% per year.

12 Provision for Contingencies

The Company and its subsidiary and associated companies are parties in lawsuits and administrative proceedings at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil and other matters.

Management, based on information provided by its legal counsel, the analysis of the pending claims and, with respect to labor claims, based on past experience regarding the amounts claimed, recorded a provision in an amount considered sufficient to cover the losses estimated for the lawsuits in progress.

Page: 31

The changes in the provision for contingencies are summarized below:

	2008

	Parent company	Consolidated

Balance at March 31, 2008	1,086	18,949
Additions	643	916
Reductions	(394)	(394)

Balance at June 30, 2008	1,335	19,471

Current portion	1,335	1,335
Non-current portion	-	18,136

(a) Tax, labor and civil lawsuits

	Parent company		Consolidated

	6/30/2008	3/31/2008	6/30/2008	3/31/2008

Labor claims	1,510	1,395	2,010	1,895
Civil lawsuits	2,267	2,133	2,594	2,460
Tax lawsuits	-	-	17,309	17,036
Judicial deposits	(2,442)	(2,442)	(2,442)	(2,442)

	1,335	1,086	19,471	18,949

The Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings relating to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircrafts in 2001 and 2005, respectively, under leasing agreements without purchase option. The chances of loss in the ICMS case are estimated by the attorneys that are handling it as: (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for non-compliance with an ancillary obligation. The amount of the contingency estimated by the legal counsel as a probable loss in this lawsuit amounts to R$ 17,309 and is provided for in the financial statements at June 30, 2008.

Furthermore, on June 30, 2008, the Company is aware of other lawsuits and risks, the outcome of which, based on the opinion of its legal counsel, is a possible, but not probable, loss, amounting to approximately R$ 67,508 (March 31, 2008 - R$ 66,295), and for which the Company's management believes that the recognition of a provision for loss is not necessary.

From the total funds raised in the offering of the Company's shares in the New Market (of the São Paulo Stock Exchange), R$ 27,979 classified in "Other - Judicial deposits" in non-current assets, was retained in a "restricted deposit" account pursuant to a court order. The Company is appealing such decision on the grounds that the claim lacks merit. No provision was recognized in the quarterly information at June 30, 2008 based on the opinion of the Company's legal counsel.

Page: 32

(b) Obligations related to the completion of real estate ventures

The Company undertakes to deliver real estate units to be built in exchange for land acquired. The Company also undertakes to finish the units sold and abide by the laws that govern the civil construction industry, including obtaining licenses from the proper authorities.

13 Shareholders' Equity

(a) Capital

The Company's capital at June 30 and March 31, 2008 amounted to R$ 1,221,971, represented by 132,587,893 common shares without par value, 3,124,972 of which were treasury shares.

In March 2008, a capital increase of R$ 125 was approved relating to the stock option plan and the exercise of 10,800 common shares.

On April 4, 2008, the distribution of dividends for 2007 was approved in the total amount of R$ 26,981, paid to shareholders on April 29, 2008.

Page: 33

The changes in the number of shares are as follows:

	Thousand shares

		Preferred shares

	Common
	shares	Class A	Class F	Total

December 31, 2005	8,404	14,973	1,250	24,627

Conversion of preferred into common shares	16,223	(14,973)	(1,250)	-
Issue of shares - Havertown	411	-	-	411
Stock split	50,075	-	-	50,075

Subtotal	75,113	-	-	75,113
Exercise of stock options	1,533	-	-	1,533
Public offer of shares	26,724	-	-	26,724

December 31, 2006	103,370	-	-	103,370

Issue of shares (Acquisition of AUSA)	6,359	-	-	6,359
Exercise of stock options	962	-	-	962
Public offer of shares	18,761	-	-	18,761
December 31, 2007	129,452	-	-	129,452

Exercise of stock options	11	-	-	11
June 30, 2008	129,463	-	-	129,463

(b) Stock option plan

The Company has six stock option plans. The first plan was issued in 2000 and is managed by a committee that periodically establishes new stock option plans, determining their general terms, which, among other matters, (i) define the length of service that is required for employees to be eligible for the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

To be eligible for the plans, participating employees are required to contribute with an amount equivalent to 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years with an amount equivalent to 18% of the price of the grant per year. The price of the grant is adjusted according to the variation in the IGP-M, plus annual interest from 3% to 6%. The stock option may be exercised in one to three years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees for a period of ten years after their contribution.

Page: 34

The Company may decide to issue new shares or transfer treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right to refuse the purchase of the shares issued under the plans in the event of dismissals and retirement.

In this event, the amounts advanced are returned to the employees, in certain circumstances, in amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount paid plus monetary statement based on the variation in the IGP-M and annual interest from 3% to 6%.

In 2006, the Company issued a new stock option plan. The options were issued with a term of seven years and a vesting period of three years. The exercise price is adjusted by the IGP-M plus 3% to 6% per year. The stock option may be exercised three years subsequent to the vesting period and the share are usually available to employees for a period of ten years after their contribution.

In 2008, the Company issued a new stock option plan. In order to become eligible for the grant, employees are required to use from 25% to 80% of their annual net bonus to exercise the options within thirty days from the program date.

14 Deferred Income Tax and Social Contribution on Net Income

	Parent company		Consolidated

	6/30/2008	3/31/2008	6/30/2008	3/31/2008

Assets
Temporary differences	34,448	28,706	40,029	39,039
Income tax and social contribution losses	13,857	22,337	13,857	22,337
Tax benefit arising from downstream mergers	7,784	8,562	7,784	8,562

	56,089	59,605	61,670	69,938

Liabilities
Differences between income taxed on the cash and accrual bases	58,963	55,888	82,386	77,956

The Company calculates its taxes based on the recognition of profit proportionally to the receipt of the contracted sales, in accordance with the rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differ from the calculation of the accounting revenues based on the costs incurred versus estimated cost. The taxation will occur over an average period of two years, considering the term for the receipt of the sales and the completion of the corresponding construction.

Page: 35

At June 30, 2008, the Company had accumulated income tax and social contribution losses totaling R$ 83,956 (March 31, 2008 - R$ 113,728), with corresponding tax benefits of R$ 28,545 (March 31, 2008 - R$ 38,668). The net tax effect of the accumulated income tax and social contribution losses recorded as an asset in the Parent Company totals R$ 13,857 on June 30, 2008 (March 31, 2008 - R$ 22,337).

The Company did not record any deferred income tax credit on the income tax and social contribution losses of its subsidiaries, which adopt the actual taxable income method and do not have a history of taxable income for the past three years.

Based on the projections of generation of future taxable income of the Parent Company, the estimated recovery of the deferred income tax and social contribution asset will occur over the following two years (2008 - R$ 6,530 and 2009 - R$ 34,226).

The projections of future taxable income consider estimates that are related, among other things, to the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. The actual amounts could differ from these estimates.

The reconciliation of the standard and effective tax rates is as follows:

	Consolidated

	6/30/2008	3/31/2008

Profit before taxation and statutory profit sharing	93,176	55,818
Income tax and social contribution calculated at the standard
rate - 34%	(31,680)	(18,978)
Net effect of subsidiaries taxed based on the presumed profit
method	13,817	8,736
Offset of tax losses	500	510
Other permanent differences	(158)	(99)

Income tax and social contribution expense	(17,521)	(9,831)

The reconciliation of these tax rates in the Parent Company mainly arises from the equity in the earnings (losses) of subsidiaries.

15 Financial Instruments

The Company carries out transactions involving financial instruments, all of which are recorded in the balance sheet, for the purposes of meeting its operating needs and reducing its exposure to credit, currency and interest rate risks. These risks are managed by control policies, specific strategies and determination of limits, as follows:

Page: 36

(a) Considerations on risks

(i) Credit risk

The Company restricts its exposure to credit risks associated with banks and financial investments by investing in first class financial institutions and with remuneration in short-term securities.

In regard to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. The addition, there is no history of losses due to the existence of liens for the recovery of its products in the case of default during the construction period.

At June 30, 2008, the Company's management did not consider it necessary to record a provision for loss on the recovery of receivables related to finished properties. In the same period, there was no material concentration of credit risk associated with clients.

(ii) Currency risk

The Company carries out transactions involving derivative financial instruments for the purposes of protecting itself against fluctuations in foreign exchange rates.

In the periods ended June 30, 2008 and March 31, 2008, the amount of R$ (19,822) and R$ 8,952, respectively, related to the net positive (negative) result from swap transactions of currency and interest rates was recorded in "financial income (expenses)", allowing for the correlation between the effect of these transactions with the fluctuations of foreign currencies on the Company's balance sheet.

The nominal value of the swap contracts is R$ 200,000 at June 30, 2008. The unrealized gains (losses) of these transactions are recorded in the balance sheet as follows:

At June 30, 2008, the gains and losses accounted for per contract are as follows:

				Net unrealized
		Percentage		gains (losses)

				from	Market
Rate swap contracts -	Nominal	Original		derivative	value
(US dollar and yen for CDI)	value	index	Swap	instruments	(unrecorded)

Banco ABN Amro Real S.A.	100,000	yen + 1.4%	105% CDI	(9,498)	(10,117)
		US dollar +
Banco Votorantim S.A.	100,000	7%	104% CDI	(10,324)	(9,488)

	200,000			(19,822)	(19,605)

The Company does not make sales denominated in foreign currency.

Page: 37

(iii) Interest rate risk

The interest rates on loans and financing are mentioned in Note 9. The interest rates contracted on financial investments are mentioned in Note 4. Accounts receivable from finished properties, as stated in Note 5, are subject to interest of 12% a year, applied on a pro rata temporis basis.

In addition, as mentioned in Notes 7 and 11, a significant portion of the balances maintained with related parties and the balances maintained with partners in the ventures are not subject to financial charges.

(b) Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation:

(i) Cash and cash equivalents

The market value of these assets does not significantly differ from the amounts presented in the quarterly information (Note 4). The rates agreed reflect normal market conditions.

The financial investments are recorded based on effectively contracted remuneration rates as the Company intends to maintain these investments until they are redeemed.

(ii) Loans and financing and debentures

Financing is recorded based on the contractual interest rates of each transaction. For the calculation of their market value, estimates of interest rates for contracting operations with similar terms and amounts were used. The terms and conditions of loans and financing and debentures obtained are presented in Notes 9 and 10.

The amounts for the settlement of these liabilities do not significantly differ from the amounts presented in the quarterly information.

16 Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, property exchange guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The cover contracted is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

Page: 38

17 Statement of Cash Flows

	Parent company		Consolidated

	2Q	2Q	2Q	2Q
OPERATING ACTIVITIES	6/30/2008	6/30/2007	6/30/2008	6/30/2007

Net income	58,749	32,142	58,749	32,142
Expenses (income) not affecting cash and cash equivalents:
Depreciation and amortization	1,157	5,196	1,221	5,515
Equity in the earnings of subsidiaries	(11,663)	(12,919)	-	-
Amortization of goodwill and negative goodwill, net	(294)	(936)	401	(936)
Unrealized interest and charges, net	12,327	8,478	17,117	1,158
Deferred taxes	6,530	(7,552)	12,637	(5,580)
Minority interest	-		23,308	13,105

Decrease (increase) in assets
Trade accounts receivable	(218,381)	(64,791)	(310,520)	(122,734)
Properties for sale	(49,844)	(8,761)	(115,748)	(34,554)
Other receivables	(54,684)	(64,066)	(19,841)	4,022
Deferred selling expenses	8,972	(4,184)	8,969	(6,287)
Prepaid expenses	(1,913)	(5,536)	(1,892)	(5,547)

Increase (decrease) in liabilities
Obligations for real estate developments	-	520	-	622
Obligations for purchase of land	104,063	(19,033)	106,142	(19,487)
Taxes and contributions	6,905	3,397	10,623	11,304
Tax, labor and other contingencies	249	(512)	522	107
Suppliers	(9,138)	9,401	6,659	13,494
Advances from clients	8,802	(3,945)	13,714	(12,652)
Payroll, charges and provision for bonuses payable	1,810	(1,330)	(1,796)	1,554
Other accounts payable	19,258	2,829	2,568	(15,600)
Credit assignments payable	(1,521)	(232)	(4,394)	(232)
Profit (loss) from sales to appropriate	-	(103)	-	958

Cash used in operating activities	(118,616)	(131,937)	(191,561)	(139,628)

Investing activities

Purchases of property and equipment and intangible assets	(2,433)	(7,001)	(5,145)	(9,179)
Capital increase in subsidiaries	(71,138)	-	-	-
Acquisition of investments	-	(5,658)	-	3,893
Cash used in investing activities	(73,571)	(12,659)	(5,145)	(5,286)

			-
Financing activities

Capital increase	-	5,909	-	5,909
Increase in loans and financing	277,046	3,426	293,475	25,055
Repayment of loans and financing	(7,129)	(1,893)	(17,404)	(11,282)
Assignment of credits receivable, net	229	(3)	229	(3)
Additional dividends paid for 2007	(26,970)	-	(26,970)	-

Net cash provided by financing activities	243,176	7,439	249,330	19,679

		-		-
Net increase in cash and cash equivalents	50,989	(137,157)	52,624	(125,235)

CASH AND CASH EQUIVALENTS

At the beginning of the year	531,472	601,809	722,385	621,251

At the end of the year	582,461	464,652	775,009	496,016

				-
Net increase in cash and cash equivalents	50,989	(137,157)	52,624	(125,235)

* * *

Page: 39

05.01 - COMMENT ON THE COMPANY'S PERFORMANCE DURING THE QUARTER

SEE 08.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.

Page: 40

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 CODE	2 DESCRIPTION	3 - 6/30/2008	3 - 3/31/2008
1	Total Assets	4,095,628	3,611,764
1.01	Current Assets	2,925,776	2,533,932
1.01.01	Cash and cash equivalents	775,009	722,385
1.01.01.01	Cash and banks	22,896	47,614
1.01.01.02	Financial Investments	752,113	665,819
1.01.01.03	Unrealized gains on derivative financial instruments, net	0	8,952
1.01.02	Credits	763,909	607,668
1.01.02.01	Trade accounts receivable	763,909	607,668
1.01.02.01.01	Receivables from real estate development clients	729,035	578,383
1.01.02.01.02	Receivables from construction and services clients	34,874	29,285
1.01.02.01.03	Other receivables	0	0
1.01.02.02	Sundry credits	0	0
1.01.03	Inventory	1,185,037	1,015,020
1.01.03.01	Properties for sale	1,185,037	1,015,020
1.01.04	Other	201,821	188,859
1.01.04.01	Deferred selling expenses	35,664	44,633
1.01.04.02	Prepaid expenses	12,912	11,021
1.01.04.03	Other receivables	153,245	133,205
1.02	Non-current Assets	1,169,852	1,077,832
1.02.01	Long-term receivables	930,729	839,415
1.02.01.01	Sundry credits	819,717	719,707
1.02.01.01.01	Receivables from property development clients	732,753	578,475
1.02.01.01.02	Properties for sale	86,964	141,232
1.02.01.02	Receivables from related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	111,012	119,708
1.02.01.03.01	Deferred income tax and social contribution on net income	61,670	69,938
1.02.01.03.02	Other receivables	21,363	21,791
1.02.01.03.03	Judicial deposits	27,979	27,979
1.02.01.03.04	Dividends receivable	0	0
1.02.02	Permanent Assets	239,123	238,417
1.02.02.01	Investments	206,232	209,450
1.02.02.01.01	In direct and indirect associated companies	0	0
1.02.02.01.02	In associated companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	3,025	4,161
1.02.02.01.04	In subsidiaries goodwill	203,207	205,289
1.02.02.01.05	Other investments	0	0
1.02.02.02	Property and equipment	23,828	20,901
1.02.02.03	Intangible assets	9,063	8,066

Page: 41

1 CODE	2 DESCRIPTION	3 - 6/30/2008	3 - 3/31/2008
1.02.02.04	Deferred charges	0	0

Page: 42

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - CODE	2 DESCRIPTION	3 - 6/30/2008	3 - 3/31/2008
2	Total Liabilities	4,095,628	3,611,764
2.01	Current Liabilities	840,215	716,097
2.01.01	Loans and financing	122,555	82,964
2.01.02	Debentures	14,229	2,312
2.01.03	Suppliers	122,452	115,794
2.01.04	Taxes, fees and contributions	88,473	77,850
2.01.04.01	PIS contribution	17,571	16,692
2.01.04.02	COFINS contribution	51,261	41,404
2.01.04.03	Installment payments of PIS and COFINS	3,440	3,241
2.01.04.04	Other taxes and contributions payable	16,201	16,513
2.01.05	Dividends payable	10	26,981
2.01.06	Provisions	1,335	1,086
2.01.06.01	Provision for contingencies	1,335	1,086
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	491,161	409,110
2.01.08.01	Liabilities for developments	0	0
2.01.08.02	Liabilities for purchases of land	283,945	200,497
2.01.08.03	Payroll, profit sharing and related charges	34,496	36,292
2.01.08.04	Advances from clients	72,125	58,412
2.01.08.05	Other liabilities	100,595	113,909
2.02	Non-current liabilities	1,579,733	1,302,043
2.02.01	Long-term liabilities	1,553,144	1,272,637
2.02.01.01	Loans and financing	457,371	465,691
2.02.01.02	Debentures	490,000	240,000
2.02.01.03	Provisions	18,136	17,863
2.02.01.03.01	Provision for contingencies	18,136	17,863
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	587,637	549,083
2.02.01.06.01	Liabilities for developments	0	0
2.02.01.06.02	Liabilities for purchases of land	179,088	156,393
2.02.01.06.03	Result from sales of real estate to appropriate	0	0
2.02.01.06.04	Deferred income tax and social contribution on net income	82,386	77,956
2.02.01.06.05	Other liabilities	326,163	314,734
2.02.02	Deferred income	26,589	29,406
2.03	Minority Interest	44,397	21,090
2.04	Shareholders' Equity	1,631,283	1,572,534
2.04.01	Paid-in capital	1,203,921	1,203,921
2.04.01.01	Capital	1,221,971	1,221,971
2.04.01.02	Treasury shares	(18,050)	(18,050)
2.04.02	Capital reserves	167,276	167,276

Page: 43

1 - CODE	2 DESCRIPTION	3 - 6/30/2008	3 - 3/31/2008
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/direct and indirect associated companies	0	0
2.04.04	Revenue reserves	159,691	159,691
2.04.04.01	Legal	15,585	15,585
2.04.04.02	Statutory	80,892	80,892
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained profits	63,214	63,214
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings	100,395	41,646
2.04.06	Advance for future capital increase	0	0

Page: 44

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 -4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.01	Gross sales and/or service revenues	452,963	784,019	280,121	515,461
3.01.01	Real estate development revenues	443,337	774,025	264,319	496,333
3.01.02	Construction and service revenues	9,626	9,994	15,802	19,128
3.02	Gross Revenue Deductions	(17,262)	(28,836)	(13,573)	(24,597)
3.02.01	Taxes on sales and services	(14,532)	(25,025)	(11,305)	(20,188)
3.02.02	Brokerage fees on sales	(2,730)	(3,811)	(2,268)	(4,409)
3.03	Net sales and/or service revenues	435,071	755,183	266,548	490,864
3.04	Cost of sales and/or services	(292,076)	(504,562)	(186,467)	(342,823)
3.04.01	Cost of real estate development sales	(292,076)	(504,562)	(186,467)	(342,823)
3.05	Gross profit	143,625	250,621	80,081	148,041
3.06	Operating expenses	(50,478)	(101,627)	(49,565)	(124,676)
3.06.01	Selling expenses	(34,811)	(58,858)	(17,330)	(29,336)
3.06.02	General and administrative	(32,646)	(63,818)	(26,584)	(45,160)
3.06.02.01	Profit sharing	710	(2,882)	(4,379)	(6,930)
3.06.02.02	Other administrative expenses	(33,356)	(60,936)	(22,205)	(38,230)
3.06.03	Financial	20,390	26,628	(2,945)	(11,630)
3.06.03.01	Financial income	29,117	43,460	15,637	23,717
3.06.03.02	Financial expenses	(8,727)	(16,832)	(18,582)	(35,347)
3.06.04	Other operating income	0	0	2,848	2,498
3.06.05	Other operating expenses	(3,411)	(5,579)	(5,517)	(40,752)
3.06.05.01	Depreciation and amortization	(1,622)	(3,372)	(5,517)	(10,578)
3.06.05.02	Extraordinary expenses	0	0	0	(30,174)
3.06.05.03	Other operating expenses	(1,789)	(2,207)	0	0
3.06.06	Equity in losses of subsidiaries	0	0	(37)	(296)
3.07	Operating profit	93,147	148,994	30,516	23,365
3.08	Non-operating (income) expenses, net	29	0	0	0
3.08.01	Income	29	0	0	0

Page: 45

1 - CODE	2 - DESCRIPTION	3 -4/1/2008 to 6/30/2008	4 - 1/1/2008 to 6/30/2008	5 -4/1/2007 to 6/30/2007	6 - 1/1/2007 to 6/30/2007
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxation and profit sharing	93,176	148,994	30,516	23,365
3.10	Provision for income tax and social contribution on net income	(4,884)	(8,639)	(1,774)	(3,365)
3.11	Deferred Income taxes	(12,637)	(18,713)	5,703	4,152
3.12	Statutory profit sharing/contributions	(560)	(1,120)	(560)	(1,120)
3.12.01	Proft sharing	(560)	(1,120)	(560)	(1,120)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders equity	0	0	0	0
3.14	Minority interest	(16,346)	(20,127)	(1,743)	(3,444)
3.15	Net income for the period	58,749	100,395	32,142	19,588
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,463	129,463	129,257	129,257
	NET INCOME PER SHARE (Reais)	0.45379	0.77547	0.24867	0.15154
	LOSS PER SHARE (Reais)

Page: 46

08.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gafisa Reports Strong Second Quarter Results
--- Posts 67% Gain in Net Income, 106% EBITDA Increase and Achieves 16.9% EBITDA Margin---
--- 2Q08 Launches Grew 102% to R$953 million; Pre-Sales Rose 62% to R$554 million from 2Q07---
--- 2008 Launch Guidance Raised to R$3.5 billion ---

São Paulo, August 14, 2008 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazils leading diversified national homebuilder, today reported results for the second quarter ended June 30, 2008. The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$). Only financial data derived from the Companys accounting system were subject to review by the Companys auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-BR GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisas stake (or participation) in its developments.

Gafisa is benefiting from its expertise in launching and delivering products to meet the continued growing demand in the housing sector while delivering strong operational and financial results. Launches increased by 102% to R$953 million in the second quarter and pre-sales grew 62% to $554 million as compared to the prior year period” noted Chief Executive Officer Wilson Amaral. In addition to launching and developing products for Fit and Bairro Novo, our two recently formed companies that broaden our appeal to all income groups, we are now recording pre-sales and recognizing revenues from all four segments within the Company.”

Amaral continued, With over R$775 million in cash, approximately R$200 million in receivables available for securitization, ample access to financing including standby facilities totaling R$1 billion for both construction and general corporate purposes, and a land bank of R$13 billion representing over 65,000 units, we are well positioned to accelerate our rate of growth. For those reasons, as well as the continued strong demand for housing, we are raising our launch guidance for 2008 to R$3.5 billion. We are maintaining our EBITDA margin guidance for the full year 2008 of between 16-17%.”

Operating & Financial Highlights
Consolidated launches totaled R$953 million in the quarter, an increase of 102% compared to the second quarter of 2007. Launches in the first half of 2008 increased 98% to R$1,531 million.

 Pre-sales from current launches and inventory reached R$554 million in the second quarter, a 62% increase over 2Q07. In the first half of 2008, pre-sales reached R$1,056 million, a 77% increase over 1H07.

 Net operating revenues, recognized by the Percentage of Completion (PoC”) method, rose 63% to R$436 million from R$267 million in 2Q07, in 1H08 net operating revenues reached R$755 million, a 54% increase over the previous year.

2Q08 EBITDA reached R$74 million (16.9% EBITDA margin), a 106% increase compared to 2Q07 EBITDA of R$36 million (13.4% EBITDA margin).
IR Contact
Julia Freitas Forbes
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

2Q08 Earnings Results Conference Call
Friday, August 15, 2008
> In English
10AM EST
11AM Brasilia Time
US: 1 800 860-2442
Other Countries: +1 412 858-4600
Code: Gafisa
> In Portuguese
8AM EST
9AM Brasilia Time
Phone: +55 11 4688-6301
Code: Gafisa

Page: 47

 Net Income was R$59 million for the quarter (13.5% net margin) an increase of 67% compared with R$35 million in 2Q07. EPS in 2Q08 was R$0.45, an increase of 67% compared to EPS of R$0.27 in 2Q07.

 The Backlog of Results to be recognized under the PoC method reached R$667 million, a 76% increase over 2Q07.

 Gafisas land bank totaled R$13 billion at 2Q08, representing a 113% increase over 2Q07 and an 18% increase over the previous quarter.

 Gafisa consolidated its presence in the low-income segment with Fit, which had R$255 million in launches and R$99 million in pre-sales in 2Q08.

 In this quarter, Gafisa completed 5 new buildings and AlphaVille completed two developments with a total of 1,180 units and PSV of R$ 224 million.

 Gafisa received a Ba2 international rating from Moodys.

       Note: 2007 income statement numbers adjusted for capitalized interest.

Page: 48

CEO Commentary and Corporate Highlights for 2Q 2008

I am pleased to report that once again Gafisa is delivering strong operational and financial results. All four of Gafisas housing segments are now contributing to the financial results of the organization and we see this impact in all measures of the Companys operating profitability. For example, EBITDA reached R$74 million, double that of the previous years quarter. Importantly, our EBITDA margin grew to 16.9% this quarter from 13.4% in last years second quarter as we are now seeing the impact of the investments we made in previous quarters to support the development of new housing segments to drive the future growth of the company. With this growth, we are achieving our goals of diversifying our product offering and thus our future revenue stream. In less than two years, with the acquisition of AlphaVille and launch of Fit and Bairro Novo, the original Gafisa segment has gone from providing 100% of launches and pre-sales to 62% of launches and 69% of pre-sales this quarter. As well, with the addition of these new companies we have achieved greater geographic diversity and today we have a presence in 20 states with 143 sites under development.

Our focus on delivering high quality, affordable housing to the lower income segments is proving to be a winning move. Fit Residencial is fully up and running with 18 developments throughout Brazil. From our vantage point, we continue to see strong demand for high quality housing products at the appropriate price points despite the impact of inflation on the purchasing power of this group. In July alone, Fit accounted for R$53 million in pre-sales, more than the total pre-sales amount recorded for the full year of 2007. Additionally, our first Bairro Novo development, Cotia, is advancing as planned and we are applying the valuable experience gained in the launch of a development of this scale to our second Bairro Novo project announced on July 4, Camaari near Salvador in the State of Bahia.

We have not yet seen an impact on housing demand or access to mortgage financing in Brazil, despite talk of growing global volatility. On the contrary, our experience points to continued robust demand for housing, growing access to financing and improved mortgage terms with respect to repayment terms and loan-to-value offered consumers. This perspective is supported by the continued growth in savings accounts during the first half of 2008 reaching a level of R$196 billion, a 21% growth over June 2007. Regulation in Brazil requires that 65% of those balances be used toward financing home mortgages. As a result, we saw R$13 billion in new mortgages issued in Brazil during the first half of the year, 138% and 71% of total mortgages issued during all of 2006 and 2007, respectively. In June alone, while the Selic rate increased by 75 basis points, the value of new mortgages issued reached a record monthly high of R$3.2 billion, more than all of 2004. Finally, the overall macroeconomic picture for Brazil remains strong which should bode well for wages and employment going forward. Economic growth is fundamental to the continued expansion of Brazils middle class, a group that still remains highly underserved by the housing sector.

For those reasons, we are raising our launch guidance for 2008 to R$3.5 billion. We are maintaining our EBITDA margin guidance for the full year 2008 of between 16-17%.

On a final note, as I look at the accomplishments that are achieved on a quarterly basis and the growth objectives of this Company across such diverse geographies, it is clear to me that the experience and execution capabilities to deliver on these results can only have been achieved through many years of honing our collective expertise. In June, Gafisa celebrated 54 years of building homes for Brazilians and will soon complete the construction of our 1000th development.

Happy Birthday Gafisa, and thanks to all of our team who are dedicated to delivering high quality residences to all income segments of the population in Brazil.

Wilson Amaral
CEO Gafisa S.A.

Page: 49

Recent Developments

Low Income Segment:

Fit Residencial is quickly becoming a financial contributor to the results of Gafisa as it expands its presence with 18 developments now underway in 13 cities throughout Brazil: São Paulo state, as well as the North, Northeast and Center-West regions and, with its June launch in Paraná, in the South of the country. During the second quarter Fit launched eight developments, six of which were launched in June. Demonstrating the strong appeal of these properties and expanding access to financing by this population segment, Fit recorded pre-sales of R$53 million in July alone, over 50% of the pre-sales recorded for the entire second quarter of 2008.

Bairro Novo is on track to deliver the first phase of 574 units of the Cotia project. On July 4 Bairro Novo launched the first phase of 642 units of its second large scale development which is expected to have 4,500 units when completed. Camaari, located near Salvador in the state of Bahia is an ideal location for this type of development.

Diversified Geographies and Products:

In December 2006, the Gafisa higher income product represented 100% of the companys revenues, pre-sales and launches and the Company was present in 10 states and 16 cities with 70 developments. At the end of the second quarter 2008, the Gafisa product represents 63% of launches and 67% of pre-sales. The Company is now present in 20 states with 143 sites with Gafisa, AlphaVille, Fit and Bairro Novo now contributing to pre-sales and revenues.

SAP and SOX implementation:

The implementation of the SAP management information system is an important tool in managing the companys operations as it continues to grow and offer diversified housing products and to fulfill the requirements of Sarbanes-Oxley (SOX”). The Company has targeted three phases of roll-out for the system company wide, on June 2nd the first phase was implemented and is under stabilization. Phases 2 and 3 will be rolled out in September and October 2008, respectively.

Moodys Ba2 International Rating:

Gafisa recently received Ba2 international and Aa3.br Brazil national scale ratings from Moodys, adding to Gafisas Fitch rating of A(bra) and Standard & Poors rating of BrA

Page: 50

Operating and Financial Highlights (R$000)	2Q08	2Q07(1)	Change	1H08	1H07(1)	Change
Project Launches (% Gafisa)	952,693	470,673	102%	1,530,582	773,819	98%
Project Launches (100%)	1,396,194	678,832	106%	2,193,090	1,024,107	114%
Project Launches (Units) (100%)	7,433	2,744	171%	9,538	4,561	109%
Project Launches (Units) (% Gafisa)	4,807	1,912	151%	6,300	3,474	81%
Pre-Sales (% Gafisa)	553,674	342,778	62%	1,055,934	597,281	77%
Sales from 2008 projects launches (% Gafisa)	332,356	224,361	48%	535,977	299,522	79%
Sales from inventory Dec/2007(% Gafisa)	221,318	118,418	87%	519,957	297,760	75%
Pre-Sales (100%)	697,340	439,012	59%	1,413,451	745,525	90%
Pre-Sales (Units) (100%)	3,399	1,806	88%	6,188	2,992	107%
Pre-Sales (Units) (% Gafisa)	2,495	1,393	79%	4,462	2,384	93%
Average Sales Price (R$/sq m) (100% exc. lots)	2,800	2,705	3%	2,680	2,741	(2%)

Net Operating Revenues	435,701	266,548	63%	755,183	490,864	54%
Gross Profits	143,625	77,481	85%	250,621	143,008	75%
Gross Margin	33.0%	29.1%	390 bps	33.2%	29.1%	405 bps
EBITDA	73,848	35,816	106%	124,618	69,594	79%
EBITDA Margin	16.9%	13.4%	351 bps	16.5%	14.2%	232 bps
Extraordinary Expenses (2)	0	0	-	0	(30,174)	-
Net Income	58,749	35,268	67%	100,395	55,815	80%
Net Margin	13.5%	13.2%	25 bps	13.3%	11.4%	192 bps
Earnings per Share	0.45	0.27	67%	0.78	0.44	77%
Average number of shares, basic	129,462,921	129,195,063	0%	129,459,162	127,098,840	2%

Backlog of Revenues	1,928	1,100	75%
Backlog of Results (3)	667	379	76%
Backlog Margin (3)	34.6%	34.4%	20 bps

Net Debt and Obligation to Investors (Cash)	609,146	(125,259)	-
Cash	775,009	496,016	56%
Shareholders Equity	1,631,283	1,462,371	12%
Total Assets	4,095,628	2,295,382	78%

(1) 2007 financial results are adjusted for capitalized interest here, see Table 9. 1H07 also adjusted for Extraordinary Expenses.
(2) NYSE follow-on offering.
(3) Backlog of results net of sales tax of 3.65%.

Page: 51

Launches

The total number of units launched by Gafisa increased by 151%, to 4,807, in the second quarter as compared to 2Q07, with launches increasing across all segments, and potential sales value more than doubling to R$952.7 million In addition to posting strong gains in launches and pre-sales, Gafisa made significant strides in further diversifying its portfolio geographically, with 60% of launches being made in new markets outside of the states of São Paulo and Rio de Janeiro. Appetite for higher-end properties remained strong while the price per square meter also increased; the Gafisa segment recorded an increase of 27% on a quarter over quarter basis to R$3,276 m2. The Companys commitment to expanding the affordable entry level segment increased during the quarter, as exemplified by launches of R$255 million at Fit, and the launch of a second Bairro Novo project in Camaari, Bahia (Northeast region) in July 2008.

The tables below detail new projects launched in the second quarter and the first six months of 2007 and 2008:

Table 1 - Launches per Company (Gafisa %)		2Q08	2Q07	2Q08 x 2Q07	1H08	1H07	1H08 x 1H07
Gafisa	PSV (R$ 000)	595,551	470,673	27%	1,086,334	721,827	50%
	Units	2,157	1,912	13%	3,113	2,964	5%
	R$ 000/Unit	276	246	12%	349	244	43%
	R$/m2	3,276	2,573	27%	3,302	2,554	29%
	Area m2	181,805	182,898	(1%)	328,993	282,603	16%

AlphaVille	PSV (R$ 000)	101,877	-	-	160,398	35,018	358%
	Units	708	-	-	1,096	326	236%
	R$ 000/Unit	144	-	-	146	107	36%
	R$/m2	297	-	-	305	233	31%
	Area m2	582,145	-	-	764,893	150,029	410%

Fit	PSV (R$ 000)	255,265	-	-	283,850	16,974	1,572%
	Units	1,942	-	-	2,091	184	1,036%
	R$ 000/Unit	131	-	-	136	92	47%
	R$/m2	2,198	-	-	2,231	1,850	21%
	Area m2	116,125	-	-	127,224	9,173	1,287%

Total	PSV (R$ 000)	952,693	470,673	102%	1,530,582	773,819	98%
	Units	4,807	1,912	151%	6,300	3,474	81%
	Area m2	880,075	182,898	381%	1,221,110	441,805	176%

R$ 000
Table 2 - Launches per Region (Gafisa %)		2Q08	2Q07	2Q08 x 2Q07	1H08	1H07	1H08 x 1H07
Gafisa	São Paulo	200,627	254,266	(21%)	452,280	329,949	37%
	Rio de Janeiro	85,653	89,767	(5%)	193,884	240,671	(19%)
	New Markets	309,271	126,640	144%	440,169	151,207	191%
	Total Gafisa	595,551	470,673	27%	1,086,334	721,827	50%

AlphaVille	Rio de Janeiro	29,343	-	-	29,343	-	-
	New Markets	72,534	-	-	131,055	35,018	274%
	Total AlphaVille	101,877	-	-	160,398	35,018	358%

Fit	São Paulo	69,464	-	-	69,464	16,974	309%
	New Markets	185,801	-	-	214,386	-	-
	Total Fit	255,265	-	-	283,850	16,974	1,572%

Total	São Paulo	270,092	254,266	6%	521,745	346,923	50%
	Rio de Janeiro	114,996	89,767	28%	223,227	240,671	(7%)
	New Markets	567,605	126,640	348%	785,609	186,225	322%

Total		952,693	470,673	102%	1,530,582	773,819	98%

Pre-Sales

Pre-sales contracts in the quarter increased 62% to R$554 million as compared to the second quarter of 2007 and reached 58% of new launches. Consistent with the companys strategy of geographic diversification, pre-sales in new markets more than doubled to R$205 million on a quarterly basis, comprising more than a third of total pre-sales for the second consecutive quarter. The second quarter also saw increases in both pre-sales from 2008 project launches, up 48% to R$332 million, as well as from inventory at end of 2007, up 88% to R$221 million. The more recently launched AlphaVille and Fit contributed nearly a third of pre-sales, adding diversification across business segments.

The tables below set forth a breakdown of our pre-sales for the second quarter and the first half of 2007 and 2008:

Table 3 - Pre-Sales per Company (Gafisa %)		2Q08	2Q07	2Q08 x 2Q07	1H08	1H07	1H08 x 1H07
Gafisa	PSV (R$ 000)	372,376	316,584	18%	734,749	543,900	35%
	Units	1,061	1,191	(11%)	1,864	1,976	(6%)
	R$ 000/Unit	351	266	32%	394	275	43%
	R$/m2	3,444	2,728	26%	3,430	2,708	27%
	Area m2	108,123	116,056	(7%)	214,232	200,872	7%

AlphaVille	PSV (R$ 000)	74,946	18,363	308%	131,897	42,669	209%
	Units	400	115	248%	637	289	120%
	R$ 000/Unit	187	160	17%	207	148	40%
	R$/m2	358	246	46%	352	265	33%
	Area m2	209,335	74,655	180%	374,500	161,128	132%

Fit	PSV (R$ 000)	98,786	7,831	1,162%	178,883	10,712	1,570%
	Units	936	87	975%	1,825	119	1,433%
	R$ 000/Unit	106	90	17%	98	90	9%
	R$/m2	2,193	1,705	29%	1,973	1,807	9%
	Area m2	45,050	4,592	881%	90,653	5,927	1,429%

Bairro Novo[1]	PSV (R$ 000)	7,566	-	-	10,406	-	-
	Units	98	-	-	137	-	-
	R$ 000/Unit	77	-	-	76	-	-
	R$/m2	1,659	-	-	1,626	-	-
	Area m2	4,560	-	-	6,401	-	-

Total	PSV (R$ 000)	553,674	342,778	62%	1,055,935	597,281	77%
	Units	2,495	1,393	79%	4,462	2,384	87%
	Area m2	367,068	195,303	88%	685,786	367,927	86%

R$ 000
Table 4 - Pre-Sales per Region (Gafisa %)		2Q08	2Q07	2Q08 x 2Q07	1H08	1H07	1H08 x 1H07
Gafisa	São Paulo	181,807	147,968	23%	320,039	276,334	16%
	Rio de Janeiro	118,185	95,043	24%	193,291	168,483	15%
	New Markets	72,384	73,572	(2%)	221,418	101,964	117%
	Total Gafisa	372,376	316,584	18%	734,749	546,782	34%

AlphaVille	São Paulo	3,511	1,487	136%	5,608	1,723	225%
	Rio de Janeiro	2,801	-	-	5,222	-	-
	New Markets	68,634	16,876	307%	121,067	40,945	196%
	Total AlphaVille	74,946	18,363	308%	131,897	42,669	209%

Fit	São Paulo	34,246	7,831	337%	85,719	7,831	995%
	New Markets	64,540	-	-	93,164	-	-
	Total Fit	98,786	7,831	1,162%	178,883	7,831	2,184%

Bairro Novo [1]	São Paulo	7,566	-	-	10,406	-	-

Total	São Paulo	227,130	157,286	44%	421,772	285,888	48%

Rio de Janeiro	120,986	95,043	27%	198,513	168,483	18%
New Markets	205,558	90,449	127%	435,649	142,909	205%

Total	553,674	342,778	62%	1,055,935	597,281	77%

Note: [1] Bairro Novo figures presented in this report correspond to Gafisa stake of 50% in the company

Sales Velocity

Sales velocity during the second quarter 2008 was 21% for Gafisa. While Gafisa has several examples of sell-outs and near sell-outs within the first month of opening projects for sale during the second quarter, the pre-sales velocity for each segment during the quarter was heavily impacted by the disproportionately high number of launches across the Company during June. Gafisa launched seven of 12 projects, AlphaVille, three of four and FIT, seven of nine during the final month of the quarter providing no time to record sales against those properties. Sales velocity is calculated as follows:

                  2Q08 Pre-Sales
_________________________________
Inventory End 1Q08 + 2Q08 Launches

Table 5 - Sales Velocity
VSO 2Q08	1Q08 Inventory (a)	2Q08 Launches (b)	(a)+(b)	2Q08 Pre-Sales	VSO
Gafisa	1,236,748	595,551	1,832,299	372,376	20%
AlphaVille	205,317	101,877	307,194	74,946	24%
Fit	164,704	255,265	419,969	98,786	24%
Bairro Novo	22,032	-	22,032	7,566	34%
Total Gafisa	1,628,801	952,693	2,581,494	553,674	21%

Completed Projects

In this quarter, Gafisa completed seven projects totaling 1,180 units in three regions. The Gafisa segment completed five projects targeted at the mid to mid-high income segments in São Paulo, while AlphaVille completed two large projects with an area of approximately 1 million square meters made up of lots in Cear and Amazonas.

The tables below list our products completed during the second quarter of 2008:

Table 6 - 2Q08 Completed Projects
	Development	Date	Launch Date	Segment	Location	Area sq m	Units Co %	Company Stake	PSV Co %

Gafisa	Weber Art	Apr-08	Jun-05	MHI	São Paulo - SP	5,812	57	100%	16,641
Gafisa	CSF Sant'Etyene	Apr-08	Jun-05	MID	São Paulo - SP	11,261	111	100%	27,625
Gafisa	Domain Du Soleil VIl Panamby	May-08	Sep-05	HIG	São Paulo - SP	8,225	25	100%	34,499
Gafisa	Jazz Duet Villagio Panamby	May-08	Sep-05	HIG	São Paulo - SP	13,400	50	100%	51,152
Gafisa	The Gold	Jun-08	Dec-05	MHI	São Paulo - SP	10,465	28	100%	36,919
Gafisa	Total					49,163	271	100%	166,836

AlphaVille	AlphaVille Manaus	Apr-08	Aug-05	LOT	Manaus - AM	464,688	404	63%	27,622
AlphaVille	AlphaVille Eusbio	May-08	Sep-05	LOT	Eusbio - CE	534,314	505	65%	29,771
AlphaVille	Total					999,002	909	64%	57,393

Total						1,048,165	1,180	91%	224,229

Gafisa, AlphaVille, Fit, Bairro Novo Revenue Contribution

The lower income businesses, Fit, which launched its first development in March 2007 and Bairro Novo, which launched in December 2007 are beginning to contribute to pre-sales and revenues based on the Percentage of Completion or PoC accounting method. The increased launches through Fit and Bairro Novo during the first half of 2008 are expected to increase the pre-sales and revenue contribution of each in future periods.

Table 7 - Revenues over Launches and Pre-Sales per Line
1H08	Gafisa	AlphaVille	Fit	Bairro Novo	Total
Launches	1,086,334	160,398	283,850	-	1,530,582
Pre-Sales	734,749	131,897	178,883	10,406	1,055,935
Revenues	593,871	113,693	38,621	8,998	755,183
Launches Share	71%	10%	19%	-	100%
Pre-Sales Share	70%	12%	17%	1%	100%
Revenue Share	79%	15%	5%	1%	100%

Revenues/ Launches	55%	71%	14%	-	49%
Revenues/ Pre-Sales	81%	86%	22%	86%	72%

Land Reserves

Our land bank reached approximately R$13.2 billion, composed of 225 different sites in 66 cities in 21 states, totaling 8,4 million square meters, equivalent to 65,273 units. This ensures our ability to continue to grow launches and sales over the near term. In accordance with our land bank diversification strategy, at the end of the quarter 42% of the consolidated land bank was outside of the Rio de Janeiro and São Paulo states. This gives the company added flexibility in developing properties in areas that will generate the highest returns at different points in time. In the second quarter, Gafisa launched projects in 10 different states.

The table below shows a detailed breakdown of our current land bank:

Table 8 - Land Bank per Region		Future Sales R$000 %Gafisa	% Swap[1]	Usable Area sqm 000 % Gafisa	Potential Units (% Gafisa)	Potential Units (100%)
Gafisa	São Paulo	3,606	27%	1,350	10,162	10,692
	Rio de Janeiro	1,213	24%	526	3,121	3,182
	New Markets	3,041	73%	1,742	10,449	14,578

	Total Gafisa	7,860	47%	3,617	23,732	28,452

AlphaVille	São Paulo	1,111	99%	1,111	7,096	16,827
	Rio de Janeiro	138	100%	138	418	1,144
	New Markets	1,677	95%	1,677	8,678	15,008

	Total AlphaVille	2,926	97%	2,926	16,192	32,979

Fit Residencial	São Paulo	1,175	15%	597	10,892	13,250
	Rio de Janeiro	95	0%	34	576	640
	New Markets	431	7%	229	3,648	5,585

	Total Fit	1,702	12%	860	15,116	19,475

Bairro Novo	São Paulo	48	0%	61	690	1,380
	Rio de Janeiro	230	81%	395	3,746	7,492
	New Markets	391	91%	564	5,797	11,594

	Total Bairro Novo	670	81%	1,020	10,233	20,466

Total		13,156	75%	8,423	65,273	101,372

(1) % Swap refers to the swap portion over total land costs,

2008 and 2007 Capitalized Interest

Targeting best accounting practices, in 4Q07 we began to capitalize interest cost from corporate debt (mostly raised in 2007) and to recognize it on a percentage of completion basis. Accordingly, since 4Q07 we account for interest expenses on the COGS line of our income statement, thus impacting our gross margin.

In our 4Q07 earnings statements, we adjusted capitalized interest for the whole year 2007 in the fourth quarter, In the table below, we show how 2007 capitalized interest allocated among the four quarters of 2007 would have affected each quarters income statements, to help make the two first quarters of 2008 more comparable to 2007:

Table 9 - Capitalized Interest Effect (R$000)
	2Q08	1Q08	4Q07	3Q07	2Q07	1Q07	2007
COGS	(4,357)	(2,749)	(3,220)	(3,283)	(2,600)	(2,433)	(11,535)
Financial Expenses	17,074	16,626	9,087	9,264	7,339	6,865	32,554
Income Taxes	(4,324)	(4,718)	(1,995)	(2,034)	(1,611)	(1,507)	(7,146)

Net Income	8,393	9,159	3,872	3,947	3,128	2,925	13,873
Earnings per share (R$)	0.06	0.07	0.03	0.03	0.02	0.02	0.11

Properties for Sale (Current Assets)	47,631	34,914					21,037

2T08 Revenues

Net operating revenues for 2Q08 rose 63% to R$435.7 million from R$266.6 million in 2Q07, with revenues for the first half reaching R$755.2 million.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

Table 10 - Pre-sales x Recognized Revenues
		2Q08				2Q07
R$ 000	Pre-Sales	% of Total	Revenues	% of Revenues	Pre-Sales	% of Total	Revenues	% of Revenues
Launched in 2008	331,554	60%	71,153	16%	-	-	-	-
Launched in 2007	165,549	30%	162,108	37%	224,361	65.5%	16,038	6%
Launched in 2006	35,754	6%	141,700	33%	69,984	20.4%	73,398	28%
Launched in 2005	10,536	2%	52,598	12%	40,665	11.9%	128,083	48%
Launched up to 2004	10,280	2%	8,142	2%	7,768	2.3%	49,029	18%
Total	553,674	100%	435,701	100%	342,778	100.0%	266,548	100%

		1H08				1H07
R$ 000	Pre-Sales	% of Total	Revenues	% of Revenues	Pre-Sales	% of Total	Revenues	% of Revenues
Launched in 2008	528,699	50%	106,950	14%	-	-	-	-
Launched in 2007	408,774	39%	240,839	32%	299,522	50%	17,108	3%
Launched in 2006	68,329	6%	261,262	35%	200,261	34%	137,677	28%
Launched in 2005	36,305	3%	122,728	16%	59,756	10%	230,185	47%
Launched up to 2004	13,827	1%	23,404	3%	37,742	6%	105,894	22%
Total	1,055,935	100%	755,183	100%	597,281	100%	490,864	100%

2T08 Gross Profits

Gross profits for 2Q08 totaled R$143.6 million (R$77.5 million for 2Q07, adjusted for capitalized interest), an increase of 85%, reflecting continued robust demand for Gafisa properties in all market segments and geographies. Gross margin for 2Q08 was 33.0%, 390 basis points higher than 2Q07. For the first half of 2008, gross profits totaled R$250.6 million (R$143.0 million for 2Q07, adjusted for capitalized interest), an increase of 75% and gross margin went up 405 basis points to 33.2% ..

2T08 Selling, General, and Administrative Expenses (SG&A)

Due to our growth strategy, Gafisa made a decision to build management teams and the requisite infrastructure dedicated to diverse segments within our portfolio as well as our sales capacity during 2007. The second quarter of 2008 marks a turning point as we begin to reap the benefits of this investment, with SG&A as a percentage of launches, sales, and revenues declining. Selling Expenses increased 101% in Q208 on a quarter over quarter basis in accordance with an increased number of launches, while G&A Expenses continued to be diluted by the growth of revenues. The increased launches at Fit, in particular, have enabled the Company to leverage its sales infrastructure across a broader portfolio.

Table 11 - SG&A expenses	2Q08	2Q07	1H08	1H07
Selling Expenses (R$ 000)	34,811	17.330	58,858	29.336
G&A Expenses (R$ 000)	33,209	27.144	64,938	46.280
SG&A Expenses (R $000)	68,020	44.474	123,796	75.616

Selling Expenses / Launches	3.7%	3.7%	3.8%	3.8%
G&A Expenses / Launches	3.5%	5.8%	4.2%	6.0%
SG&A / Launches	7.1%	9.4%	8.1%	9.8%

Selling Expenses / Sales	6.3%	5.1%	5.6%	4.9%
G&A Expenses / Sales	6.0%	7.9%	6.1%	7.7%
SG&A / Sales	12.3%	13.0%	11.7%	12.7%

Selling Expenses / Revenues	8.0%	6.5%	7.8%	6.0%
G&A Expenses / Revenues	7.6%	10.2%	8.6%	9.4%
SG&A / Revenues	15.6%	16.7%	16.4%	15.4%

Gafisa has adopted conservative accounting standards, especially with regards to the recognition of selling expenses. The only selling expenses that we defer are those associated with the showrooms, and this, as previously noted, negatively impacts our EBITDA margin. As can be seen on the table below, our deferred selling expenses are low and will be amortized on a PoC basis:

Table 12 - Deferred selling expenses[1]	2Q08	2Q07
Deferred Selling Expenses (R$ 000)	35,664	25,259
Deferred Selling Expenses / LTM Launches	1.2%	1.9%
Deferred Selling Expenses / LTM Sales	1.7%	2.1%
Deferred Selling Expenses / LTM Revenues	2.5%	2.9%

[1]Current assets account

2T08 EBITDA

EBITDA for the second quarter totaled R$73.9 million, 106% higher than the R$35.8 million EBITDA adjusted for capitalized interest in 2Q07. As a percentage of net revenues, EBITDA increased from 13.4% in 2Q07 to 16.9% in 2Q08, a margin increase of 351 basis points. The EBITDA margin of 16.9% was achieved despite the increase in launches and associated SG&A expenses. In the first half of 2008 EBITDA totaled R$124.6 million with a margin of 16.5% . 1H08 EBITDA was 79% higher than the R$69.6 million EBITDA adjusted for capitalized interest of 1H07. Gafisa expects to sustain EBITDA margins of 16-17% for the remainder of the 2008.

2T08 Depreciation and Amortization

Depreciation and amortization in 2Q08 amounted to R$1.6 million, compared to the R$5.5 million in 2Q07.

With regards to the amortization of the goodwill generated from the AlphaVille acquisition, we used a linear calculation for the 1Q07 and 2Q07 results, and, due to a change in amortization method, in 3Q07 and 4Q07 amortization was equal to zero. From 2008, we will amortize this goodwill through a progressive exponential calculation following the EBIT, in the percentages described below:

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
4.49%	6.28%	7.22%	10.11%	11.52%	14.02%	11.78%	11.67%	11.45%	11.46%

Amortization of the acquisition of AlphaVille amounted to R$2.2 million in 2Q08 and R$1.5 million in 1Q08.

2T08 - Financial Results

Net financial results totaled a positive R$20.4 million in 2Q08 compared to a negative R$3.0 million in 2Q07, mainly due to the capitalization of interest and interest received on the increased cash balances.

2T08 - Income Taxes

Net income taxes and social contribution for 2Q08 amounted to R$17.5 million versus a positive R$3.9 million contribution in 2Q07, which was due to tax credits in 2Q07. The 2Q08 figure reflects an increase in the income taxes and social contribution proportional to the growth of the companys net income.

2T08 - Net Income and Earnings per Share

Net income in 2Q08 was R$58.8 million (13.5% of net revenues), compared to R$35.3 million in 2Q07 adjusted for capitalized interest (13.2% margin), an increase of 67%. Earnings per share were R$0.45 in 2Q08 compared to R$0.27 in 2Q07 adjusted for capitalized interest. The weighted average number of shares outstanding were 129,462,921 million during 2Q08 compared to 129,195,063 million during 2Q07. Shares outstanding were 129,462,921 on June 30, 2008.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$667.0 million in 2Q08, R$288.4 million higher than 2Q07 and R$64.8 million more than 1Q08. The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 13 - Revenues and results to be recognized (R$ million)
	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07
Gross sales to be recognizedend of period	1,927.5	1,725.9	1,100.2	12%	75%
Net sales to be recognized (3.65% sales tax)	1,857.1	1,662.9	1,060.0	12%	75%
Cost of units sold to be recognized - end of period	(1,190.1)	(1,060.7)	(681.4)	12%	75%
Backlog of Results to be recognized	667.0	602.2	378.6	11%	76%
Backlog Margin - yet to be recognized	34.6%	34.9%	34.4%	(30) bps	20 bps

Balance Sheet

Cash and Cash Equivalents
On June 30, 2008, cash and cash equivalents increased to R$775.0 million, 7.3% higher than R$722.4 million on March 31, 2008, and 56.3% higher than 2Q07s R$496.0 million.

At the end of the quarter, Gafisas debt and obligations to investors totaled R$1,384.2 million, bringing a net debt and obligation to investors position of R$609.2 million. The detail of the debt breakdown is located on table 19. Net debt and obligation to investors to equity ratio is 37.3%.

Accounts Receivable
Accounts receivable increased 25% to R$3.4 billion in June 2008, compared to R$2.7 billion in 1Q08, and 85% compared to R$1.8 billion in June 2007.

Table 14 - Revenues and results to be recognized (R$000)
Real estate development receivables:
	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07
Current	763,909	607,668	435,887	25.7%	75.3%
Long-term	732,753	578,475	316,057	26.7%	131.8%

Total	1,496,662	1,186,143	751,944	26.2%	99.0%
Receivables to be recognized on our balance sheet according to PoC method and Brazilian GAAP:
	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07
Current	579,774	445,790	270,288	30.1%	114.5%
Long-term	1,280,628	1,054,173	793,470	21.5%	61.4%

Total	1,860,402	1,499,963	1,063,758	24.0%	74.9%

Total Accounts Receivables	3,357,064	2,686,106	1,815,702	25.0%	84.9%

Table 15 - Aging of Account Receivables Portfolio
Total	Up to June	July 2009 to	July 2010 to	July 2011 to	July 2012
	2009	June 2010	June 2011	June 2012	Onwards
3,357,064	1,343,683	654,713	746,743	276,875	335,050

Inventory (Properties for Sale)
Our inventory includes land paid in cash, construction in progress, and finished units. Our inventory reached R$1,272 million in 2Q08, an increase of 114.1% as compared to R$594 million registered in 2Q07 due to land acquisitions in cash (more details in the Land Reserves” section of this report) and developments under construction.

Table 16 - Inventory (R$ 000)
	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07
Land	659,362	566,697	187,257	16.4%	252.1%
Properties under construction	534,993	514,747	351,753	3.9%	52.1%
Units completed	77,646	74,808	55,003	3.8%	41.2%

Total	1,272,001	1,156,252	594,013	10.0%	114.1%

Current	1,185,037	1,015,020	514,357	16.8%	130.4%
Long-term	86,964	141,232	79,656	(38.4%)	9.2%

Total	1,272,001	1,156,252	594,013	10.0%	114.1%

Table 17 - Inventory at Market Value per Year (Gafisa %)
	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07
Launches from 2008	1,001,569	346,424	-	189%	-
Launches from 2007	744,143	883,605	487,986	(16%)	52%
Launches from 2006	152,284	173,788	263,959	(12%)	(42%)
Prior to 2005	195,899	224,984	262,297	(13%)	(25%)

PSV	2,093,895	1,628,801	1,014,242	29%	106%

Launches from 2008	4,968	944	-	426%	-
Launches from 2007	3,554	4,400	2,158	(19%)	65%
Launches from 2006	621	619	1,064	0%	(42%)
Prior to 2005	1,247	995	1,864	25%	(33%)

Units	10,389	6,958	5,085	49%	104%

Table 18 - Inventory at Market Value per Company
2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07

Gafisa	1,520,990	1,236,748	877,996	23%	73%
AlphaVille	227,070	205,317	129,985	11%	75%
Fit Residencial	330,889	164,704	6,262	101%	5,184%
Bairro Novo	14,947	22,032	-	(32%)	-

Total	2,093,895	1,628,801	1,014,242	29%	106%

Liquidity

The following table sets forth information on our indebtedness. In the second quarter of 2008, Gafisa issued R$250 million in debentures at a very competitive spread, reflecting our strong credit rating and cash position. In addition to our net cash position, we have over R$200 million in receivables of completed units, which are available for securitization anytime. The Ba2 rating that Moodys recently assigned to Gafisa took into account these factors.

Table 19 Debt and Obligation to Investors Breakdown (R$ 000)
Type of Transaction	Rates	2Q08	1Q08	2Q07
Debentures	1.3%p.a. + CDI	249,570	242,312	250,481
2008 Debenture	107.2% of CDI	254,659	-	-
Construction Financing (SFH)	6.2-11.4%p.a. + TR	229,049	194,017	38,295
Downstream Merger obligation	10-12%p.a. + TR	11,187	12,020	16,237
Funding for developments	6.2%p.a. + TR	2,296	2,501	22,359
Working Capital	104-105% of CDI	214,432	217,414	41,387
Other (AlphaVille)	0.66-3.29% p.a. + CDI	122,962	122,703	1,998

Total Debt		1,084,155	790,967	370,757

Total Cash		775,009	722,385	496,016

Obligation to Investors		300,000	300,000	-

Net Debt and Obligation to Investors (Cash)		609,146	368,582	(125,259)

Debt and obligation to investors payment schedule as of June 30, 2008:

Table 20 Debt and Obligation to Investors Maturity (R$ 000)
	Total	2008	2009	2010	2011	2012 and later
Debentures	504,229	14,229	48,000	96,000	96,000	250,000
Construction Financing (SFH)	229,049	40,163	128,232	53,256	7,398	-
Downstream Merger obligation	11,187	3,603	5,353	2,231	-	-
Funding for developments	2,296	594	890	812	-	-
Working Capital	214,432	-	214,432	-	-	-
Other (AlphaVille)	122,962	6,597	6,163	28,498	27,922	53,782
Obligation to Investors	300,000	-	-	-	-	300,000

Total	1,384,155	65,186	403,070	180,797	131,320	603,782

As of June 30, 2008, our net debt and obligation to investors to equity ratio was 37.3% compared to 23.4% in 1Q08.

Gafisas corporate ratings are as follows:

Rating Agency		Rating	Outlook	Updated
Moodys	International	Ba2	Stable	August 13, 2008
Moodys	Local	Aa3.br	Stable	August 13, 2008
Fitch Ratings	Local	A (bra)	Stable	May 2, 2008
Standard & Poors	Local	Br A	Stable	June 19, 2007

Outlook

We are raising our launch guidance for 2008 to R$3.5 billion (from R$3.0 billion), an increase in launches of 57% over 2007. We expect that two thirds of the increase will come from Gafisa and AlphaVille and one third from the low income segment.

We maintain our EBITDA margin guidance for the full year 2008 of between 16-17%.

Glossary

Backlog of Results - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin - Equals to Backlog of results” divided Backlog of Revenues” to be recognized in future periods.

Land Bank - Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method - Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales - Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) - segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) - segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter. MID (Middle Income) segment with residential units sold at prices ranging from R$2,300 to 2,800 per square meter.

MLOW (Mid-Low) - segment with residential units sold at prices ranging from R$1,800 to 2,300 per square meter.

AEL (Affordable Entry Level) - residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) - land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

COM (Commercial buildings) - Commercial and corporate units developed only for sale with prices ranging from R$3,000 to R$7,000 per square meter.

SFH Funds - Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements - A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV - Potential Sales Value.

About Gafisa

We are one of Brazils leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 950 developments and constructed almost 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9297
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (outside Brazil)
Eileen Boyce
Reputation Partners
Phone: +1 312 222 9126
Fax: +1 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Patrcia Queiroz
Mquina da Notcia Comunicao Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Companys business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets forth projects launched in 2008 by quarter:

1Q08	Project	Launch Month	Segment R$/m2	Location	Area m2 %Gafisa	Gafisa Units	Gafisa's Stake	PSV % Gafisa R$000	% sold up to Jun/08
Gafisa	Costa Maggiore	Januar	HIG	Cabo Frio - RJ	4,693	30	50%	24,052	85%
Gafisa	Horto Phase 2	January	HIG	Salvador - BA	22,298	92	50%	87,807	99%
Gafisa	Pablo Picasso	Januar y	HIG	João Pessoa - PB	4,188	12	50%	12,632	26%
Gafisa	Nova Petrpolis	March y	MHI	São Bernardo PB -	36,789	268	100%	108,479	34%
Gafisa	Terraas Alto da Lapa	March	MHI	São Paulo - SP	23,248	182	100%	72,701	55%
Gafisa	Razes Granja Viana	March	MHI	Cotia - SP	8,641	35	50%	25,994	29%
Gafisa	VerdeMar	March	MHI	Guarujá - SP	13,084	80	100%	44,479	45%
Gafisa	London Green Phase 2	March	HIG	Niterói - RJ	15,009	140	100%	54,719	47%
Gafisa	Carpe Diem	March	MHI	Rio de Janeiro - RJ	10,012	91	80%	29,461	43%
Gafisa	Magnific	March	HIG	Goâinia - GO	9,225	27	100%	30,458	61%
Gafisa	Total				147,188	956	78%	490,782	55%
AUSA	AlphaVille Londrina Phase 2	Januar	LOT	Londrina - PR	67,060	173	63%	17,230	25%
AUSA	AlphaVille Jacuhy Phase 2	March	LOT	Serra - ES	115,688	215	65%	41,291	43%
AUSA	Total				182,748	388	64%	58,521	38%

Fit	Citta Vila Allegro	March	AEL	Salvador - BA	11,099	149	50%	28,585	68%

TOTAL	1Q08				341,035	1,493		577,888	54%

1Q08	Project	Launch Month	Segment R$/m2	Location	Area m2 %Gafisa	Gafisa Units	Gafisa's Stake	PSV % Gafisa R$000	% sold up to Jun/08
Gafisa	Reserva Laranjeiras	April	HIG	Rio de Janeiro - RJ	11,740	108	100	61,818	96%
Gafisa	Carpe Diem - Belém	May	MHI	Belém RJ - PA	9,766	63	70%	32,457	35%
Gafisa	Grand Park Águas Fase 2	May	MID	São Luis - MA	6,480	75	50%	15,051	20%
Gafisa	Fontes do Atlântico	May	HIG	Maceió - AL	10,371	18	100	47,387	21%
Gafisa	Parque Barueri	May	MID	Barueri - SP	58,437	677	100%	151,968	26%
Gafisa	Manhattan Square (Walll	June	COM	Salvador - BA	12,902	358	50%	56,376	9%
Gafisa	Manhattan Street) Square (Soho)	June	MHI	Salvador - BA	14,463	135	50%	48,403	4%
Gafisa	Manhattan Square (Tribeca)	June	MHI	Salvador - BA	18,940	311	50%	63,528	5%
Gafisa	Reserva Santa Cecília Fase	June	MHI	Volta Redonda -	8,350	92	100	23,835	0%
Gafisa	Mistral 2	June	MHI	Belém RJ - PA	10,394	140	70%	33,987	12%
Gafisa	Terraças Tatuapé	June	MHI	São Paulo - SP	14,386	105	100	48,660	11%
Gafisa	Grand Park Árvores Fase 2	June	MID	São Luis - MA	5,576	75	50%	12,083	15%
Gafisa	Total				181,805	2,157	74%	595,551	24%
AUSA	Alphaville Cuiab II	May	LOT	Cuiabá - MT	150,896	227	60%	24,112	23%
AUSA	AlphaVille João Pessoa	June	LOT	João Pessoa - PB	61,782	60	50%	13,580	98%
AUSA	AlphaVille Manaus II	June	LOT	Manaus PB - AM	166,938	209	63%	34,841	70%
AUSA	AlphaVille Costa do Sol Fase	June	LOT	Rio das Ostras - RJ	202,528	212	58%	29,343	9%
AUSA	Total 2				582,145	708	58%	101,877	45%

Fit	Fit Terra Bonita	April	MID	Londrina - PR	11,357	155	51%	23,455	6%
Fit	Citta Lauro de Freitas	May	MID	Salvador - BA	8,826	152	50%	16,813	52%
Fit	Fit Coqueiro-Stake	June	AEL	Belém - PA	-	114	70%	10,609	100
Fit	Fit Mirante do Parque	June	MID	Belém - PA	18,618	252	60%	41,015	10%
Fit	Fit Parque da Lagoinha	June	AEL	Ribeirão Preto - SP	10,225	159	75%	17,123	11%
Fit	Fit Paladium	June	MID	Curitiba SP - PR	10,345	160	70%	24,132	0%
Fit	Fit Planalto	June	MID	São Bernardo -	25,023	472	100	52,341	0%
Fit	Fit Mirante do Lago Fase 1	June	MID	Ananindeua SP - PA	21,734	323	70%	50,493	0%
Fit	Jardim Botânico (Paraíba)	June	MID	João Pessoa - PB	9,998	155	50%	19,284	0%
Fit	Total				116,125	1,942	66%	255,265	10%

TOTAL	2Q08				880,075	4,806		952,69	23%

1H08	Area	Units	Stake	PSV	% Sold
Fit	127,224	2,091	65%	283,850	16%
Gafisa	328,993	3,112	76%	1,086,334	38%
AUSA	764,893	1,096	60%	160,398	42%
TOTAL	1,221,110	6,299		1,530,581	35%

Gafisa stake increased from 60% to 70%. PSV refers to incremental stake only.
The following table sets forth the financial completion of the construction in progress and the related revenue recognized during the quarter ended on June, 30 2008.

Company	Development	Launch Date	Area (sqm)	Final Compleition		% Sold Accumulated		Revenues Recognized R$000		Gafisa Stake

				2Q08	2Q07	2Q08	2Q07	2Q08	2Q07
Gafisa	TOTAL							352,239
Gafisa	LARANJEIRAS	Apr-08	11,740	47%		97%		29,618		100%
Gafisa	VISION	Dec-07	19,712	40%		70%		18,348		100%
Gafisa	VP AGRIAS	Nov-06	21,390	61%	32%	99%	60%	12,471	6,189	100%
Gafisa	OLIMPIC CHAC. SANTO ANTONIO	Aug-06	24,988	63%	27%	99%	92%	11,604	4,392	100%
Gafisa	PENÍNSULA FIT	Mar-06	24,080	84%	34%	74%	56%	11,148	6,948	100%
Gafisa	VP - MIRABILIS	Mar-06	23,355	84%	48%	99%	80%	10,864	3,784	100%
Gafisa	SUPREMO	Aug-07	34,864	43%		81%		10,244		100%
Gafisa	TERRAÇAS ALTO DA LAPA	Mar-08	23,248	23%		55%		9,060		100%
Gafisa	LONDON GREEN	Jun-07	44,007	32%		59%		8,935		100%
Gafisa	MAGIC	Oct-07	31,487	30%		36%		8,914		100%
Gafisa	ESPAÇO JARDINS	May-06	28,926	69%		100%		7,470		100%
Gafisa	CSF ACACIA	Jun-07	23,461	27%	0%	91%	35%	7,395	-	100%
Gafisa	ENSEADA DAS ORQUÍDEAS	Jun-07	42,071	28%	0%	58%	9%	7,287	-	80%
Gafisa	ISLA RESIDENCE CLUBE	Mar-07	31,423	35%	13%	84%	68%	7,259	2,300	100%
Gafisa	PARC PARADISO	Aug-07	21,592	17%		90%		6,700		90%
Gafisa	CSF SANTTORINO	Aug-06	14,979	61%	12%	98%	100%	6,542	1,279	100%
Gafisa	CSF PARADISO	Nov-06	16,286	48%	7%	85%	72%	6,044	1,435	100%
Gafisa	FELICITA	Dec-06	11,323	52%	14%	88%	55%	5,570	2,232	100%
Gafisa	BEACH PARK LIVING	Jun-06	11,931	77%		83%		5,280		80%
Gafisa	EMPRESARIAL PINHEIROS	Nov-04	17,149	100%	99%	100%	100%	4,988	13,289	39%
Gafisa	OLIMPIC BOSQUE DA SAÚDE	Oct-07	19,150	37%		77%		4,964		100%
Gafisa	SKY RESIDENCE SERVICE	Jun-06	9,257	92%	58%	82%	84%	4,779	3,568	50%
Gafisa	VP PARIDES	Nov-06	13,093	78%	49%	100%	100%	4,615	3,011	100%
Gafisa	COLLORI	Nov-06	19,731	36%	24%	91%	38%	4,350	2,047	50%
Gafisa	BLUE LAND SPE 36	Jun-06	18,252	96%		62%		4,246		100%
Gafisa	ARENA	Dec-05	29,256	100%	60%	100%	100%	4,241	11,710	100%
Gafisa	CSF PRÍMULA	Jun-07	13,897	31%	4%	79%	19%	3,782	287	100%
Gafisa	ESPACIO LAGUNA	Aug-06	13,091	66%	24%	72%	29%	3,711	1,974	80%
Gafisa	VILLE DU SOLEIL	Oct-06	8,920	91%		56%		3,631		100%
Gafisa	VIVANCE RES. SERVICE	Nov-06	14,717	32%	15%	77%	74%	3,617	517	100%
Gafisa	SUNSPECIAL RESIDENCE	Mar-05	21,189	100%	76%	99%	86%	3,409	9,363	100%
Gafisa	RCB SERVICE PAO DAS ÁGUAS	May-06	10,836	81%	45%	95%	70%	3,276	3,219	45%
Gafisa	QUINTA IMPERIAL	Jul-06	8,422	69%	12%	77%	76%	3,266	905	100%
Gafisa	VISTTA IBIRAPUERA	May-06	9,963	92%	48%	100%	100%	3,208	2,365	100%
Gafisa	GRAND VALLEY	Mar-07	16,754	38%	15%	61%	47%	3,117	3,546	100%
Gafisa	GOIANIA - RESERVA DO LAGO	Feb-07	8,449	29%	4%	75%	52%	2,816	513	50%
Gafisa	CARPE DIEM RESIDENCIAL	Mar-08	10,012	17%		44%		2,779		80%
Gafisa	ACQUA RESIDENCIAL	Dec-07	35,536	26%		38%		2,669		100%
Gafisa	OLIMPIC CONDOMINIUM RESORT	Oct-05	21,851	100%	65%	100%	100%	2,667	6,824	100%
Gafisa	SECRET GARDEN	May-07	15,344	27%	0%	64%	54%	2,649	-	100%
Gafisa	STAR RES. SERVICE/BLUE	Dez-05	4,684	94%	82%	50%	58%	2,618	3,603	50%
Gafisa	DEL LAGO URBANIZÇAO	May-05	62,022	95%	57%	99%	91%	2,529	5,021	100%
Gafisa	MIRANTE DO RIO	Oct-06	4,875	61%	5%	97%	100%	2,480	402	60%

Gafisa	CELEBRARE RESIDENCIAL	Mar-07	14,679	26%	15%	75%	67%	2,351	3,587	100%
Gafisa	TOWN HOME	Nov-05	8,319	86%	42%	95%	55%	2,312	1,614	100%
Gafisa	VP JAZZ DUET	Sep-05	13,400	100%	78%	98%	80%	2,267	11,460	100%
Gafisa	RESENDE MERCADO - BELLA	Dec-07	15,406	16%		33%		2,227		100%
Gafisa	CSF DALIA	Jun-07	9,000	27%	0%	77%	46%	2,152	-	100%
Gafisa	ICARAÍ CORPORATE	Dec-06	5,683	48%	29%	94%	85%	2,143	3,643	100%
Gafisa	THE GOLD	Dec-05	10,465	100%	69%	100%	68%	2,103	3,653	100%

[1] Gafisa	ICON RESIDENCE SERVICE	Oct-04	4,088	100%	82%	69%	58%	2,098	3,603	50%
Gafisa	FIT RESIDENCE SERVICE NITERÓI	Aug-06	8,523	57%	30%	83%	82%	2,046	864	100%
Gafisa	GRAND VALLEY NITERÓI - FASE 1	Oct-07	17,905	20%		85%		1,913		100%
Gafisa	COSTA PARADISO	Apr-05	63,041	100%	100%	68%	55%	1,734	65	100%
Gafisa	PALM D'OR	Sep-05	8,493	100%	63%	100%	96%	1,539	5,833	100%
Gafisa	GARDEN VILLE	Sep-06	5,999	46%	14%	100%	100%	1,469	43	50%

Company	Development	Launch Date	Area (sqm)	Final Compleition		% Sold Accumulated		Revenues Recognized R$000		Company Stake

				2Q08	2Q07	2Q08	2Q07	2Q08	2Q07
Gafisa	TERRENO QD C-13 LOTE CENTRAL	Mar-08	9,225	7%	-	63%	-	1,307	-	100%
Gafisa	SOLARES DA VILA MARIA	Dec-07	13,376	18%	-	100%	-	1,290	-	100%
Gafisa	PRIVILEGE RESIDENCIAL SPE	Sep-07	12,938	17%	-	74%	-	1,283	-	80%
Gafisa	CAMPO D'OURIQUE	Dec-05	5,887	100%	45%	45%	28%	1,276	984	50%
Gafisa	SUNPLAZA PERSONAL OFFICE	Mar-06	6,328	100%	61%	100%	87%	1,136	7,568	100%
Gafisa	MONTENEGRO BOULEVARD	Jun-05	174,862	100%	93%	100%	100%	991	3,824	100%
Gafisa	ART VILLE	Apr-07	8,078	19%	5%	94%	68%	979	938	50%
Gafisa	FOREST VILLE	Sep-06	7,778	33%	13%	99%	96%	971	314	50%
Gafisa	HORIZONTE	May-07	4,503	17%	4%	86%	86%	892	458	60%
Gafisa	VP DOMAINE DU SOLEIL	Sep-05	8,225	100%	82%	100%	84%	803	4,004	100%
Gafisa	VP HORTO - FASE 1 (OAS)	Oct-07	22,281	38%	-	100%	-	797	-	50%
Gafisa	RIV. PONTA NEGRA ED. NICE	Dec-06	3,380	36%	2%	53%	25%	790	70	50%
Gafisa	BEACH PARK ACQUA	Nov-05	8,793	100%	-	96%	-	762	-	90%
Gafisa	RESERVA STA CECILIA	Jun-08	21,034	8%	-	15%	-	634	-	100%
Gafisa	LUMIAR	Feb-05	7,193	100%	90%	91%	97%	619	5,181	100%
Gafisa	GRAND VALLEY NITERÓI	Nov-07	7,031	6%	-	36%	-	577	-	100%
Gafisa	PALM VILLE	Apr-07	6,791	12%	0%	79%	66%	576	-	50%
Gafisa	VP HORTO - FASE 2 (OAS)	Jan-08	22,298	38%	-	97%	-	541	-	50%
Gafisa	EVIDENCE	Apr-07	11,743	20%	0%	50%	44%	443	-	50%
Gafisa	OTHERS							34,058	44,482

AlphaVille	TOTAL							57,231
AlphaVille	Jacuhy	Dec-07	1,082,050	18%	0%	92%	0%	10,979	-	65%
AlphaVille	Recife	Aug-06	395,224	90%	38%	91%	91%	8,144	7,191	65%
AlphaVille	Rio das Ostras	Sep-07	690,448	25%	0%	89%	0%	7,450	-	58%
AlphaVille	Campo Grande	Mar-07	517,869	83%	39%	60%	44%	6,662	4,970	67%
AlphaVille	Gravataí	Jun-06	1,309,397	90%	41%	60%	35%	4,453	1,478	64%
AlphaVille	Eusébio	Sep-05	534,314	99%	74%	77%	52%	4,167	4,659	65%
AlphaVille	Salvador 2	Feb-06	853,344	88%	46%	94%	85%	4,029	4,057	55%
AlphaVille	Burle Marx	Mar-05	1,305,022	97%	69%	31%	19%	3,194	2,462	50%
AlphaVille	Londrina 2	Dec-07	377,650	21%	0%	33%	0%	1,958	-	63%
AlphaVille	Cuiabá 2	May-08	256,813	9%	0%	17%	0%	1,757	-	60%
AlphaVille	Araçagy	Aug-07	236,118	48%	25%	84%	0%	725	-	38%
AlphaVille	Natal	Feb-05	1,028,722	98%	97%	100%	100%	(63)	15,261	63%
AlphaVille	Others							3,776

Fit	TOTAL							21,280

Fit	Fit Jaraguá	Oct-07	11,582	43%	-	84%	-	4,087	-	100%
Fit	Fit Jaçanã	Mar-07	9,173	82%	-	96%	65%	3,349	-	100%
Fit	Fit Taboão	Dec-07	16,045	22%	-	97%	-	2,720	-	100%
Fit	Fit Vila Augusta	Oct-07	16,223	26%	-	81%	-	1,763	-	100%
Fit	Fit Villa Allegro	Feb-08	11,106	10%	-	68%	-	1,683	-	50%
Fit	Fit Coqueiro I	Sep-07	4,981	25%	-	99%	-	1,321	-	80%
Fit	Fit Coqueiro II	Sep-07	4,981	8%	-	99%	-	1,203	-	80%

Fit	Fit Jd Botânico I	Dec-07	5,943	32%	-	89%	-	1,177	-	55%
Fit	Fit Jd Botânico II	Dec-07	5,943	19%	-	55%	-	1,069	-	55%
Fit	Città Lauro de Freitas	May-08	8,826	11%	-	51%	-	889	-	50%
Fit	Fit Maria Inês	Dec-07	8,721	28%	-	60%	-	874	-	60%
Fit	Fit Mirante do Sol	Dec-07	18,672	13%	-	45%	-	734	-	100%
Fit	Città Imbuí	Sep-07	6,695	17%	-	95%	-	412	-	50%

BN	TOTAL							4,951
BN	Cotia Phase 1	Dec-07	14,144	46%	-	74%	-	4,272	-	50%
BN	Cotia Phase 2	Dec-07	9,473	20%	-	44%	-	679	-	50%

TOTAL								435,701

Consolidated Statement of Income

R$ 000	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07

Gross Operating Revenue	452,963	331,056	280,121	36.8%	61.7%
Real Estate development and sales	443,337	330,688	264,319	34.1%	67.7%
Construction and services rendered	9,626	368	15,802	2,515.8%	-39.1%

Deductions	(17,262)	(11,574)	(13,573)	49.1%	27.2%

Net Operating Revenue	435,701	319,482	266,548	36.4%	63.5%

Operating Costs	(292,076)	(212,486)	(186,467)	37.5%	56.6%

Gross profit	143,625	106,996	80,081	34.2%	79.3%

Operating Expenses	(69,777)	(56,226)	(41,663)	24.1%	67.5%
Selling expenses	(34,811)	(24,047)	(17,330)	44.8%	100.9%
General and administrative expenses	(33,209)	(31,729)	(27,144)	4.7%	22.3%
Equity Income	-	-	(37)		0.0%
Other Operating Revenues	(1,757)	(450)	2,848	290.4%	-

EBITDA	73,848	50,770	38,418	45.5%	92.2%

Depreciation and Amortization	(1,622)	(1,750)	(5,517)	-7.3%	-70,6%
Extraordinary expenses			-

EBIT	72,226	49,020	32,901	47.3%	119.5%

Financial Income	29,117	14,343	15,637	103.0%	86.2%
Financial Expenses	(8,727)	(8,105)	(18,582)	7.7%	-53.0%

Income before taxes on income	92,616	55,258	29,956	67.6%	209.2%

Deferred Taxes	(12,637)	(6,076)	5,703	108.0%	-
Income tax and social contribution	(4,884)	(3,755)	(1,774)	30.1%	175.3%

Income after taxes on income	75,095	45,427	33,885	65.3%	121.6%

Minority Shareholders	(16,346)	(3,781)	(1,743)	332.3%	837.8%

Net income	58,749	41,646	32,142	41.1%	82.8%

Net income per share	0.45	0.32	0.25

Consolidated Statement of Income

R$ 000	1H08	1H07	1H08 x 1H07

Gross Operating Revenue	784,019	515,461	52.1%
Real Estate development and sales	774,025	496,333	55.9%
Construction and services rendered	9,994	19,128	-47.8%
Deductions	(28,836)	(24,597)	17.2%

Net Operating Revenue	755,183	490,864	53.8%

Operating Costs	(504,562)	(342,823)	47.2%

Gross profit	250,621	148,041	69.3%

Operating Expenses	(126,003)	(73,414)	71.6%
Selling expenses	(58,858)	(29,336)	100.6%
General and administrative expenses	(64,938)	(46,280)	40.3%
Equity Income	-	(296)	-
Other Operating Revenues	(2,207)	2,498	-188.4%

EBITDA	124,618	74,627	67.0%

Depreciation and Amortization	(3,372)	(10,578)	-68.1%
Extraordinary expenses	-	(30,174)	-

EBIT	121,246	33,875	257.9%

Financial Income	43,460	23,717	83.2%
Financial Expenses	(16,832)	(35,347)	-52.4%

Income before taxes on income	147,874	22,245	564.8%

Deferred Taxes	(18,713)	4,152	-
Income tax and social contribution	(8,639)	(3,365)	156.7%

Income after taxes on income	120,522	23,032	423.3%

Minority Shareholders	(20,127)	(3,444)	484.4%
Net income	100,395	19,588	412.5%

Net income per share	0.78	0.15

Consolidated Balance Sheet

R$ 000	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07

ASSETS
Current assets
Cash and banks	22,896	47,614	21,328	-51.9%	7.4%
Financial investments	752,113	674,771	474,688	11.5%	58.4%
Receivables from clients	763,909	607,668	435,887	25.7%	75.3%
Properties for sale	1,185,037	1,015,020	514,357	16.8%	130.4%
Other accounts receivable	153,245	133,205	119,417	15.0%	28.3%
Deferred selling expenses	35,664	44,633	25,259	-20.1%	41.2%
Prepaid expenses	12,912	11,021	13,238	17.2%	-2.5%

	2,925,776	2,533,932	1,604,174	15.5%	82.4%
Long-term assets
Receivables from clients	732,753	578,475	316,057	26.7%	131.8%
Properties for sale	86,964	141,232	79,656	-38.4%	9.2%
Deferred taxes	61,670	69,938	73,913	-11.8%	-16.6%
Other	49,342	49,770	38,704	-0.9%	27.5%

	930,729	839,415	508,330	10.9%	83.1%
Permanent assets
Investments	206,232	209,450	167,709	-1.5%	23.0%
Properties and equipment	32,891	28,967	15,169	13.5%	116.8%

	239,123	238,417	182,878	0.3%	30.8%

Total assets	4,095,628	3,611,764	2,295,382	13.4%	78.4%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans and financings	122,555	82,964	51,710	47.7%	137.0%
Debentures	14,229	2,312	10,481	515.4%	35.8%
Real estate development obligations	-	-	-	-	-
Obligations for purchase of land	283,945	200,497	108,913	41.6%	160.7%
Materials and service suppliers	122,452	115,794	75,638	5.7%	61.9%
Taxes and contributions	88,473	77,850	60,349	13.6%	46.6%
Taxes, payroll charges and profit	34,496	36,292	21,141	-4.9%	63.2%
sharingAdvances from clients - real state and	72,125	58,412	50,181	23.5%	43.7%
servicesDividends	10	26,981	2,823	-100.0%	-99.6%
Other	101,930	114,995	21,069	-11.4%	383.8%

	840,215	716,097	402,305	17.3	108.9%
Long-term liabilities
Loans and financings	457,371	465,691	68,566	-1.8%	567.1%
Debentures	490,000	240,000	240,000	104.2%	104.2%
Obligations for purchase of land	179,088	156,393	13,501	14.5%	1226.5%
Deferred taxes	82,386	77,956	52,260	5.7%	57.6%
Unearned income from property sales	-	-	1,053		-100.0%
Other	344,299	332,597	51,365	3.5%	570.3%

	1,553,144	1,272,637	426,745	22.0%	264.0%
Deferred income
Deferred income on acquisition of	26,589	29,406	345	-9.6%	7,607.0%
subsidiary
Minority Shareholders	44,397	21,090	3,616	110.5%	1,127.8%

Shareholders' equity
Capital	1,221,971	1,221,971	1,220,490	0.0%	0.1%
Treasury shares	(18,050)	(18,050)	(18,050)	0.0%	0.0%
Capital reserves	167,276	167,276	167,276	0.0%	0.0%
Revenue reserves	260,086	201,337	92,655	29.2%	180.7%

	1,631,283	1,572,534	1,462,371	3.7%	11.6%

Liabilities and shareholders' equity	4,095,628	3,611,764	2,295,382	13.4%	78.4%

16.01 OTHER RELEVANT INFORMATION

1. SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

		6/30/2008

		Common Shares		Total Shares

Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	18,229,605	13.75%	18,229,605	13.75%
Treasury Shares		3,124,972	2.36%	3,124,972	2.36%
Others		111,233,316	83.89%	111,233,316	83.89%

Total shares		132,587,893	100.00%	132,587,893	100.00%

		6/30/2007

		Common Shares		Total Shares

Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	18,229,605	13.77%	18,229,605	13.77%
Treasury Shares		3,124,972	2.36%	3,124,972	2.36%
Others		111,027,821	83.87%	111,027,821	83.87%

Total shares		132,382,398	100.00%	132,382,398	100.00%

2. SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

		6/30/2008

		Common Shares		Total Shares

Shareholder	Country	Shares	%	Shares	%

Shareholders holding effective
control of the Company	USA	18,229,605	13.75%	18,229,605	13.75%
Board of Directors		1,050,551	0.79%	3,124,972	2.36%
Executive Directors		1,160,651	0.88%	1,160,651	0.88%

Effective control, shares, board
members and officers		20,440,807	15.42%	20,440,807	15.42%

Treasury Shares		3,124,972	2.36%	3,124,972	2.36%
Outstanding shares in the
market (*)		109,022,114	82.23%	109,022,114	82.23%

Total shares		132,587,893	100.00%	132,587,893	100.00%

		6/30/2007

		Common Shares		Total Shares

Shareholder	Country	Shares	%	Shares	%

Shareholders holding effective
control of the Company	USA	18,229,605	13.77%	18,229,605	13.77%
Board of Directors		1,050,553	0.79%	1,050,553	0.79%
Executive Directors		965,651	0.73%	965,651	0.73%

Effective control, shares, board
members and officers		20,245,809	15.29%	20,245,809	15.29%

Treasury Shares		3,124,972	2.36%	3,124,972	2.36%
Outstanding shares in the
market (*)		109,011,617	82.35%	109,011,617	82.35%

Total shares		132,382,398	100.00%	132,382,398	100.00%

(*) Excludes shares of effective control, management, board and treasury.

3. COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

17.01 SPECIAL REVIEW REPORT WITHOUT EXCEPTIONS

Review Report of Independent Accountants

To the Management and Shareholders
Gafisa S.A.
São Paulo - SP

1 We have reviewed the accounting information included in the Quarterly Information (ITR) (parent company and consolidated) of Gafisa S.A. for the quarter ended June 30, 2008, comprising the balance sheet, the statements of income and of cash flows, the performance report and the notes to the financial statements. This information is the responsibility of the Company's management.

2 Except for the matters mentioned in paragraph 3, our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information (ITR) and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 The Brazilian Securities Commission (CVM), through its Instruction 469 of May 2, 2008, Article 8, established that assets and liabilities arising from long-term transactions, or significant short-term ones, should be adjusted to present value based on discount rates that reflect the best current market estimates as to the value of cash over time and on the specific risks of the assets and liabilities. As mentioned in Note 3 (t), up to the date of this report Company management had not completed its studies on the impacts of the adjustments to present value of such assets and liabilities, as required by CVM Instruction 469 of May 2, 2008; accordingly, we were unable to conclude as to the possible effects of these adjustments on the financial information contained in this Quarterly Information (ITR).

4 Based on our review, except for the possible effects of the matters mentioned in paragraph 3, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that it be stated in accordance with the rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR), including the CVM Instruction 469 of May 2, 2008.

5 As mentioned in Note 3 (t), Law 11,638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This law amended, revoked and introduced new concepts to Law 6,404/76 (Brazilian Corporate Law) and will change certain accounting practices adopted in Brazil. Although this law is already in effect, the main changes introduced by it depend on regulations by to be issued by the regulatory authorities for them to be implemented by the companies. Accordingly, during this phase of transition, the CVM, though its Instruction 469 of May 2, 2008, waived the provisions of Law 11,638/07 in the preparation of the Quarterly Information (ITR). As a result, the accounting information included in the Quarterly Information (ITR) for the quarter ended June 30, 2008 was prepared in accordance with specific CVM instructions and does not contemplate all the changes in accounting practices introduced by Law 11,638/07.

São Paulo, August 13, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Eduardo Rogatto Luque
Contador CRC 1SP166259/O-4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.